Exhibit 99.38

ANNUAL INFORMATION FORM

Financial Year Ended November 30, 2018

February 20 , 2019

BASIS OF PRESENTATION

In this Annual Information Form, or AIF:

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references to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our” and “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or unless the context requires otherwise;

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EGRIFTA® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA is our registered trademark in the United States and in Canada and it is used in those countries to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

•	Tesamorelin refers to the use of our tesamorelin compound for the potential treatment of other diseases;

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Trogarzo® (Ibalizumab-uiyk) refers to the humanized monoclonal antibody ibalizumab for the treatment of multidrug resistant HIV-1 infection; Trogarzo® is a registered trademark of TaiMed Biologics, Inc. and is under license to us for use in the United States, Canada and the European Union.

•	all monetary amounts used herein are expressed in Canadian dollars, except where otherwise indicated. References to “$” and “C$” are to Canadian dollars and references to “US$” are to U.S. dollars;

•	all information is provided as of February 20, 2019, except where otherwise stated.

FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding the commercialization of EGRIFTA® and Trogarzo®;

•	our ability and capacity to grow the sales of EGRIFTA® and Trogarzo® successfully in the United States;

•	our capacity to meet supply and demand for our products;

•	the commercialization of a new formulation of EGRIFTA® in the United States;

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the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

•	our success in continuing seeking and in maintaining reimbursement for EGRIFTA® and Trogarzo® by third-party payors in the United States;

•	the success and pricing of other competing drugs or therapies that are or may become available;

•	our ability to maintain intellectual property rights in EGRIFTA® and Tesamorelin;

•	whether Trogarzo® will be approved for commercialization by the European Medicines Agency and the timing of such regulatory approval;

•	our ability and capacity to launch Trogarzo®, if approved, in countries of the European Union;

•	our success in obtaining reimbursement for Trogarzo®, if approved, in countries of the European Union;

•	our capacity to acquire or in-license new products and/or compounds;

•	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and

•	our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

•	sales of EGRIFTA® and Trogarzo® in the United States will increase over time;

•	our commercial practices in the United States, Canada and the countries of the European Union will not be found to be in violation of applicable laws;

•	the long-term use of EGRIFTA® and Trogarzo® will not change their respective current safety profile;

•	no recall or market withdrawal of EGRIFTA® and Trogarzo® will occur;

•	no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA® and Trogarzo® in the United States;

•	continuous supply of EGRIFTA® and Trogarzo® will be available;

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our relations with third-party suppliers of EGRIFTA® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA® and Trogarzo® to meet market demand on a timely-basis;

•	our intellectual property will prevent any generic company to commercialize a generic form of EGRIFTA® in the United States;

•	ibalizumab will be approved for commercialization by the European Medicines Agency;

•	ibalizumab will be commercialized under the tradename “ Trogarzo ” in the European Union;

•	after approval, our commercial infrastructure will be in place to launch Trogarzo® in the European Union;

•	Trogarzo® will be added to the list of reimbursed drugs by countries of the European Union;

•	the data obtained from our market research on the potential market for Trogarzo® in the United States and in the European Union are accurate; and

•	our business plan will not be substantially modified.

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking statements and circumstances discussed in this AIF may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of our risks in greater detail under “Item 3 - Risk Factors” (below) but additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also adversely affect the forward-looking statements, our business, financial condition and prospects. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this AIF. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this AIF, and particularly our forward-looking statements, with these cautionary statements.

TABLE OF CONTENTS

SELECTED EVENTS IN FISCAL YEAR 2018 AND 2019 OUTLOOK		5
ITEM 1	CORPORATE STRUCTURE	6
1.1	NAME, ADDRESS AND INCORPORATION	6
1.2	SUBSIDIARIES	6
ITEM 2	OUR BUSINESS	7
2.1	OVERVIEW	7
2.2	THREE-YEAR HISTORY	8
2.3	OUR 2019 STRATEGY AND OBJECTIVES	12
2.4	PRODUCTS	12
2.5	COMMERCIALIZATION ACTIVITIES	16
2.6	COMPETITION	25
2.7	GOVERNMENT REGULATION	25
2.8	PHARMACEUTICAL PRICING AND REIMBURSEMENT	29
2.9	INTELLECTUAL PROPERTY	32
2.10	EMPLOYEES	35
2.11	FACILITIES	35
2.12	ENVIRONMENT	35
ITEM 3	RISK FACTORS	36
3.1	RISKS RELATED TO THE COMMERCIALIZATION OF OUR PRODUCTS	36
3.2	RISKS RELATED TO RESEARCH AND DEVELOPMENT ACTIVITIES	42
3.3	RISKS RELATED TO OUR INTELLECTUAL PROPERTY	43
3.4	REGULATORY RISKS	45
3.5	LITIGATION RISKS	47
3.6	GEO-POLITICAL RISKS	48
3.7	OTHER RISKS RELATED TO OUR BUSINESS	49
3.8	RISKS RELATED TO OUR COMMON SHARES	53
ITEM 4	DIRECTORS AND EXECUTIVE OFFICERS	55
4.1	DIRECTORS	55
4.2	AUDIT COMMITTEE	60
4.3	EXECUTIVE OFFICERS	61
4.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	63
4.5	SECURITIES HELD BY THE DIRECTORS AND EXECUTIVE OFFICERS	64
ITEM 5	INTERESTS OF EXPERTS	65
ITEM 6	SECURITIES OF THE COMPANY	66
6.1	AUTHORIZED SHARE CAPITAL	66
6.2	DIVIDEND POLICY	66
6.3	TRANSFER AGENT AND REGISTRAR	66
ITEM 7	MARKET FOR SECURITIES	67
7.1	TRADING PRICE AND VOLUME	67
7.2	PRIOR SALES	68
ITEM 8	LEGAL PROCEEDINGS	69
ITEM 9	MATERIAL CONTRACTS	70
ITEM 10	ADDITIONAL INFORMATION	74
APPENDIX A – AUDIT COMMITTEE CHARTER		75

SELECTED EVENTS IN FISCAL YEAR 2018 AND 2019 OUTLOOK

The following summary highlights selected events that occurred in the fiscal year 2018 and our business objectives described elsewhere in this AIF for the fiscal year 2019. This summary does not contain all of the information about us and you should carefully read the entire AIF, including the section entitled “Risk Factors”.

Commercial Events

•	Trogarzo® became commercially available in the United States on April 30, 2018;

•	We completed a US$57.5 million aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 on June 19, 2018;

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We terminated our long-term payment obligations with EMD Serono, Inc., or EMD Serono, then valued at US$28.2 million pursuant to an amendment to our transfer and termination agreement with EMD Serono dated May 29, 2018 which resulted in our paying EMD Serono the amount of US$23,8 million; and

•	We announced the appointment of a new Chief Commercial Officer, Mr. Jovan Antunovic, in early December, following the retirement of Ms. Lyne Fortin.

Regulatory Events

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In March 2018, the United States Food and Drug Administration approved Trogarzo® for the treatment of human immunodeficiency virus type 1 infection in heavily treatment-experienced adults with multidrug resistant HIV-1 infection failing their current antiretroviral regimes;

•	In November 2018, the United States Food and Drug Administration approved our supplemental new drug application for a new single vial formulation of EGRIFTA® previously filed in July 2018;

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In August 2018, we filed a marketing authorization application with the European Medicines Agency seeking the approval of Trogarzo® and, on September 2018, the European Medicines Agency confirmed the validity of such marketing authorization application. This application is currently under review.

2019 Business Objectives

•	We intend to successfully continue growing our revenues in the United States from sales of EGRIFTA® and Trogarzo®;

•	We intend to successfully launch and market the new single vial formulation of EGRIFTA® in the United States;

•	We intend to successfully launch and commercialize Trogarzo® in the European Union, if and when approved; and

•	We intend to continue pursuing potential product acquisitions, in-licensing transactions complementary to our infrastructure, or other opportunities to begin rebuilding our early-stage pipeline.

ITEM 1     CORPORATE STRUCTURE

1.1              NAME, ADDRESS AND INCORPORATION

We were incorporated under Part IA of the Companies Act (Québec), or CAQ, on October 19, 1993 under the name Theratechnologies Inc. We amended our articles on October 20, 1993 by repealing the restrictions applicable to private companies. On December 6, 1993, we again amended our articles to increase the number of directors and to modify our share capital. On March 26, 1997, we further modified our share capital to consist of an unlimited number of common shares and an unlimited number of preferred shares. Finally, on June 21, 2011, we amended our articles to give the power to our directors to appoint a number of additional directors equal to 33.33% of the number of directors elected at the last shareholders meeting preceding any appointment.

On February 14, 2011, the CAQ was abrogated and replaced by the Business Corporations Act (Québec), or BCA, and companies governed by Part IA of the CAQ such as us became business corporations governed by the BCA. Accordingly, we did not have to file articles of continuation or amend our existing corporate articles. The BCA was applicable immediately without having to complete any formalities.

Our common shares are listed on the Toronto Stock Exchange, or TSX, under the symbol “TH. See Item 6.1 for a complete description of our authorized share capital.

Our head office and principal place of business are located at 2015 Peel Street, 5th Floor, Montréal, Québec, Canada H3A 1T8. Our phone number is (514) 336-7800. Our website is www.theratech.com. The information contained on our website is not part of this AIF.

1.2              SUBSIDIARIES

As of February 20, 2019, Theratechnologies had the following four wholly-owned subsidiaries:

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Theratechnologies International Limited, a company governed by the Companies Act 2014 (Ireland). Theratechnologies International Limited is mandated to manage the regulatory process for Trogarzo® in the European Union and, if approved, its commercialization;

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Theratechnologies Intercontinental Inc., a company governed by the Business Corporations Act (Québec). Theratechnologies Intercontinental Inc., formerly Theratechnologies ME Inc., controls the worldwide rights to commercialize EGRIFTA®, except in the United States, Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries, and Canada;

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Theratechnologies Europe Inc., a company governed by the Business Corporations Act (Québec). Theratechnologies Europe Inc., formerly 9176-5057 Québec Inc., controls the rights to commercialize EGRIFTA® in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries; and

•	Pharma-G Inc., a company governed by the Business Corporations Act (Québec). Pharma-G Inc. is no longer an active subsidiary.

Theratechnologies commercializes EGRIFTA® in Canada and in the United States, See “Item 2 – Section 2.5 – Commercialization Activities” below.

ITEM 2     OUR BUSINESS

2.1            OVERVIEW

We are a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

Our vision is to grow our business to become a significant player in the pharma industry by making a difference in the lives of patients with special medical needs.

We currently commercialize two products: EGRIFTA® and Trogarzo®.

EGRIFTA® (tesamorelin for injection) was approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA® was also approved by Health Canada in its 1 mg/vial presentation in March 2015 and was launched in Canada in June 2015. COFEPRIS, Mexico’s health agency, also approved EGRIFTA® in its 1 mg/vial presentation in March 2016. EGRIFTA® is not commercialized in this country and it will not be until our commercial partner, Sanofi, obtains confirmation that EGRIFTA® will be reimbursed by Mexican regulatory authorities.

EGRIFTA® is currently the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

Since May 1, 2014, EGRIFTA® is marketed exclusively in the United States by us further to regaining all of the commercialization rights to EGRIFTA® in the United States from EMD Serono, Inc., or EMD Serono, pursuant to a transfer and termination agreement entered into by and between us and EMD Serono dated December 13, 2013, or the EMD Serono Termination Agreement. Before May 1, 2014, EMD Serono was solely responsible for the commercialization of EGRIFTA® in the United States under a collaboration and licensing agreement entered into by and between us and EMD Serono dated October 28, 2008, as amended, or the EMD Serono Agreement.

In Canada, EGRIFTA® is marketed exclusively by us.

Trogarzo® (ibalizumab-uiyk) injection was approved by the FDA in March 2018 and was made commercially available in the United States in April 2018. Trogarzo® is under license to us following our entering into an amended and restated distribution and marketing agreement, or TaiMed Agreement, with TaiMed Biologics, Inc., or TaiMed, pursuant to which we acquired the exclusive right to distribute and commercialize ibalizumab in Canada, in the United States, in Europe and in certain other additional countries.

In August 2018, we filed a marketing authorization application, or MAA, with the European Medicines Agency, or EMA, seeking the approval of Trogarzo®. The MAA is currently under review by the EMA and a decision is expected in the second half of the year.

2.2              THREE-YEAR HISTORY

2018

•	Appointment of New Chief Commercial Officer. On December 3, 2018, we announced the appointment of Mr. Jovan Antunovic as our new Chief Commercial Officer further to the retirement of Ms. Lyne Fortin;

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FDA Approves F4 Formulation for EGRIFTA®. On November 5, 2018, we announced that the FDA approved the sNDA filed for the new single vial formulation, or F4 Formulation, of EGRIFTA®. The sNDA was filed in July 2018. The F4 Formulation is four times more concentrated than the 1mg/vial formulation currently being commercialized, thereby reducing the volume of injection, and is also stable at room temperature.

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Trogarzo® Included in Treatment Issued by DHHS. On October 29, 2018, we announced that Trogarzo® had been included in the most recent version of the treatment guidelines issued by the United States Department of Health and Human Services, or DHHS.

•	New Board Member at Theratechnologies. On October 15, 2018, we announced that Mr. Gary Littlejohn was appointed as a new member of the board of directors of Theratechnologies.

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Filing of MAA for Trogarzo® with EMA. On August 28, 2018, we announced the filing of a MAA with the EMA to seek marketing approval of Trogarzo® in the European Union. Prior to filing the MAA, we obtained a decision from the EMA allowing us to defer the conduct of a pediatric investigation plan for Trogarzo® after the filing of the MAA. Prior to filing the MAA, we also obtained a decision from the Committee for Medicinal Products for Human Use, or CHMP, of the EMA that the MAA was eligible to be processed through the accelerated assessment procedure. The MAA is currently under review through the accelerated assessment procedure with a timeframe of 150 review days, which does not include the time required to answer questions which might be asked by the EMA. We received questions from the EMA on December 14, 2018 and submitted our answers on January 25, 2019. We expect a decision from the EMA in the second half of 2019.

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Trogarzo® Included in Treatment Guidelines Issued by IAS. On July 25, 2018, we announced that Trogarzo® was included in the most recent version of the treatment guidelines issued by the International Antiviral Society-USA Panel, or IAS. These guidelines state, among other things, that Trogarzo® may be useful as a fully active agent for patients with multi class-resistant virus. The full guidelines are available in the Journal of the American Medical Association, 2018; 320(4): 379-396.

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US$57.5 Million Notes Offering. On May 30, 2018, we announced that we had entered into an underwriting agreement with a syndicate of underwriters pursuant to which those underwriters agreed to purchase US$50 million aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023, or Notes, at a price of US$1,000 per Note, or Offering. We also granted the underwriters an option to purchase up to an additional US$7,500,000 aggregate principal amount of Notes. The closing of the Offering of the Notes occurred on June 19, 2018 and resulted in gross proceeds to us of US $57,500,000.

•	Repayment of Long-Term Obligation to EMD Serono. On May 30, 2018, we announced the entering into of an amendment to the EMD Serono Termination Agreement to repay our long-

term obligations, then totaling US$28.2 million in consideration of one lump sum payment of US$23.8 million. The payment of US$23.8 million was sourced from the Offering.

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EGRIFTA® to be Studied in NAFLD-NASH Independent Study. On May 11, 2018, we announced that the National Institutes of Health, or NIH, in the United States awarded a grant to the Massachusetts General Hospital, or MGH, to conduct a study using EGRIFTA® in non-HIV patients suffering from Non-Alcoholic Liver Disease and Non-Alcoholic Steatosis Hepatosis, or NAFLD-NASH.

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Release by FDA From Post-Approval Studies for EGRIFTA®. On May 1, 2018, we announced that the FDA released us from the conduct of a long-term observational safety study and a Phase 4 clinical trial to assess whether EGRIFTA® increased the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. These two studies were mandated by the FDA upon the approval of EGRIFTA® in November 2010;

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Ibalizumab Approved by FDA. On March 6, 2018, we announced that the FDA approved ibalizumab for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant HIV-1 infection failing their current antiretroviral regimen. Ibalizumab is commercialized in the United States under the tradename “ Trogarzo ” and was made commercially available on April 30, 2018.

2017

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Ibalizumab Efficacy and Safety Results Presented at IDWeek 2017. On October 4, 2017, we announced that an oral presentation regarding the 48-week efficacy and safety results for ibalizumab in patients infected with MDR HIV-1 would be presented. The 27 patients who completed the 24-week treatment period using ibalizumab during the Phase III trial in the United States entered the expanded access program study where they continued to receive ibalizumab at 800 mg every 2 weeks for up to 48 weeks. The viral suppression observed at week 24 was sustained through week 48; median viral load reduction from baseline was 2.5 log10 at weeks 24 and 48. In the expanded access program study, 15 patients having an undetectable viral load at week 24 maintained suppression to week 48. In the expanded access program, ibalizumab plus optimized background regimen was well tolerated. The most common adverse reactions noted with respect to the use of ibalizumab in the expanded access program were diarrhea, dizziness, nausea and rash.

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FDA Inspection of Ibalizumab Manufacturing Facility. On August 2, 2017, we announced that we had been notified by our partner, TaiMed, that the FDA completed the pre-license inspection of WuXi AppTec Biopharmaceuticals Co., Ltd.’s facility, or WuXi, where ibalizumab is manufactured. The inspection was carried out from July 17, 2017 until August 2, 2017. We were informed by TaiMed that the FDA completed the inspection with no critical findings, although a series of observations were made requiring corrections by WuXi.

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Results Presented at 9th IAS Conference on HIV Science. On July 24, 2017, we announced that results on HIV susceptibility to ibalizumab and new findings for EGRIFTA® would be presented during poster sessions at the 9th IAS Conference on HIV Science in Paris, France. The data for ibalizumab showed no significant difference in susceptibility (measured by maximum percent inhibition or ICHALF MAX Fold Change) in patients HIV isolated that were either sensitive or resistant to other antiretroviral agents. With respect to EGRIFTA®, in a retrospective analysis of datasets from two, multicenter, randomized placebo-controlled trials using EGRIFTA® among HIV-infected adults with lipodystrophy, fat in trunk muscles decreased and trunk muscle area increased over 26 weeks in patients with excess visceral adipose tissue who showed a clinical response to EGRIFTA®.

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Priority Review for Ibalizumab. On June 30, 2017, we announced that we had been notified by our partner, TaiMed, that the FDA had accepted for review the BLA filed by TaiMed for ibalizumab as a treatment for MDR HIV-1 and that the FDA had granted priority review status for this BLA.

•	New Board Member at Theratechnologies. On May 16, 2017, we announced that Ms. Dale Weil was elected as a new member of the board of directors of Theratechnologies.

•	BLA Filed for Ibalizumab. On May 3, 2017, we announced that our partner, TaiMed, had completed the filing of the BLA to the FDA for ibalizumab seeking the treatment of MDR HIV-1.

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European Commercialization Rights Acquired by Us. On March 6, 2017, we announced that we had reached an agreement with TaiMed for the acquisition of the commercial rights to ibalizumab in the European Union countries as well as for Albania, Iceland, Israel Liechtenstein, Norway, Russia, Switzerland and Turkey. These territories are in addition to the territories of Canada and the United States of America for which we have the exclusive commercialization rights to ibalizumab as well.

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Holding of Investment Community Meeting. On March 1, 2017, we announced that we had hosted a webcast meeting for the investment community, the purpose of which was to provide the investment community with our corporate strategy for the years to come and an updated guidance for the fiscal year 2017.

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Additional Secondary Efficacy and Safety Endpoint Results for Ibalizumab. On February 14, 2017, we announced that additional secondary efficacy and safety endpoint results from the 24-week ibalizumab Phase III trial were presented at a late-breaker session at the 2017 Conference on Retroviruses and Opportunistic Infections. The new data showed that patients with MDR-HIV-1 infection experienced a mean increase in CD4+ T cell of 48 cells/µL after 24 weeks of treatment with ibalizumab plus an optimized background regimen. These data supplemented previously reported findings, where 83% of patients achieved a ≥ 0.5 log10 decrease in viral load from baseline seven days after the single loading dose of 2000 mg of ibalizumab (primary endpoint) and a mean reduction in viral load of 1.6 log10 over the 24 week treatment period with more than 48% of patients experiencing a viral load reduction of more than 2.0 log10. Patients enrolled in this Phase III trial experienced a significant decrease in viral load after receiving a single loading dose of ibalizumab 2,000 mg intravenously in addition to their failing antiretroviral therapy (or no therapy). Viral load decreases were maintained during the 24-week trial. At the end of the treatment period, the proportion of study participants with undetectable viral load (HIV-1 <50 copies/mL) was 43% (mean viral load reduction of 3.1 log10) and 50% of patients had a viral load lower than 200 copies/ml. The safety results in this Phase III trial were consistent with the ones previously observed in the Phase IIb trial. Other than for one case of immune reconstitution inflammatory syndrome, an inflammatory response in HIV-infected patients that may be triggered after changing to more active antiretroviral therapy, no serious adverse events were considered to be related to ibalizumab. Most treatment-emergent adverse events reported were mild to moderate in severity. No notable trends in laboratory abnormalities were observed. Additionally, no anti-ibalizumab antibodies were detected in blood samples from patients.

2016

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Financing by Way of Prospectus. On November 14, 2016, we announced the filing of a preliminary short-form prospectus and the execution of an underwriting agreement with a syndicate of underwriters led by Mackie Research Capital Corporation, or Underwriters, in connection with an offering of 5,323,000 common shares at a price of $3.10 per common share for gross proceeds of $16,501,300, or Offering. On December 5, 2016, we announced the closing of the Offering which resulted in gross proceeds to us of $16,501,300.

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Results from Last Pivotal Phase III Trial Using Ibalizumab. On May 24, 2016, we announced that the preliminary results for the primary endpoint of the Phase III trial using ibalizumab in patients with MDR HIV-1 indicated that 82.5% of patients enrolled in such Phase III trial had met the primary endpoint of a decrease of ≥ 0.5 log10 in viral load following a 7-day treatment period with ibalizumab. On October 28, 2016, we announced additional preliminary results related to the primary endpoint of the Phase III trial using ibalizumab. During that 7-day period, 60% of patients achieved a decrease of ≥ 1.0 log10 (p<0.0001). Finally, on November 10, 2016, we announced the preliminary results of the safety and efficacy secondary endpoints of the 24-week Phase III trial using ibalizumab in patients with MDR HIV-1. The Phase III trial confirmed the safety and efficacy results of ibalizumab observed in the previously completed Phase IIb trial despite the fact that the patient population in the Phase III trial had higher levels of MDR HIV-1 and more advance disease at time of enrollment.

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Hosting of Analysts Day. On November 1, 2016, we announced the hosting of a presentation held with healthcare securities analysts in Toronto to provide the healthcare analyst community with a summary of our corporate developments over the last few years, with an overview of our current activities with EGRIFTA® and with a detailed review of ibalizumab.

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End of Patient Treatment for Phase III Trial Using Ibalizumab. On October 24, 2016, we announced that the last patient infected with MDR HIV-1 enrolled in the Phase III trial using ibalizumab had completed the treatment phase of the study.

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Development of New Single Vial Formulation for EGRIFTA®. On September 28, 2016, we announced that we would pursue the development of an F4 single vial formulation instead of the 2 mg/vial presentation using the current formulation. The development of the F4 single vial formulation required the conduct of a bioequivalent program against the current formulation and additional stability testing.

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Commercialization Agreement for Tesamorelin in Spain and Portugal. On September 1, 2016, we announced the execution of a distribution and licencing agreement between Theratechnologies Europe Inc. and Praxis Pharmaceutical S.A., or Praxis, for the distribution and commercialization of EGRIFTA® in Spain, or Praxis Agreement. Under the terms of the Praxis Agreement, we granted Praxis the exclusive right to commercialize and distribute EGRIFTA® in Spain. On that same date, we also announced the execution of a distribution and licencing agreement between Theratechnologies Europe Inc. and PRX Pharma Produtos Farmacêuticos Unipessoal, LDA, or PRX, for the distribution and commercialization of EGRIFTA® in Portugal, or PRX Agreement. Under the terms of the PRX Agreement, we granted PRX the exclusive right to commercialize and distribute EGRIFTA® in Portugal.

•	EGRIFTA® Not Reimbursed in Québec. On June 9, 2016, we announced that the Government of Québec decided not to include EGRIFTA® on the list of reimbursed medications. We sought a review of this decision and, on December 2, 2016, we learned that the initial decision was maintained.

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Withdrawal of Marketing Authorization Application in Brazil. On May 6, 2016, we announced after consulting with our commercial partner, Sanofi, the withdrawal of the marketing authorization application for the registration of the 2 mg/vial presentation of tesamorelin in Brazil.

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Completion of Enrollment for Phase III Trial Using Ibalizumab. On April 27, 2016, we announced that the enrollment of patients infected with MDR HIV-1 for the Phase III trial using ibalizumab had been completed. The enrollment in the United States reached 36 patients which exceeded the minimum of 30 patients proposed by the FDA.

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Commercialization Agreement for Ibalizumab in Canada and the United States. On March 18, 2016, we announced the execution of a 12-year distribution and marketing agreement with TaiMed pursuant to which we acquired the exclusive right to distribute and commercialize ibalizumab, if and when approved, in Canada and in the United States of America. Under the terms of the TaiMed Agreement, TaiMed is responsible to conduct all regulatory activities up to obtaining the approval to commercialize ibalizumab in the United States. Thereafter, we will be responsible to conduct all regulatory and commercialization activities. We are also responsible to conduct all regulatory activities in Canada pre and post-approval of ibalizumab, as well as all commercialization activities in Canada.

•	EGRIFTA® Approved in 1 mg/vial Presentation in Mexico. On March 8, 2016, we announced that COFEPRIS, Mexico health agency, approved the 1 mg/vial presentation of EGRIFTA®.

•	Appointment of Chief Financial Officer. On February 24, 2016, we announced the appointment of Philippe Dubuc as Senior Vice President and Chief Financial Officer of the Corporation.

2.3              OUR 2019 STRATEGY AND OBJECTIVES

Our strategy for value creation in 2019 is focused on: increasing sales of EGRIFTA® and Trogarzo® in the United States; launching the F4 Formulation of EGRIFTA® in the United States; launching Trogarzo® in the European Union; and pursuing potential product acquisitions, in-licensing transactions that would be complementary to our infrastructure, or other opportunities to begin rebuilding our early-stage pipeline.

2.4              PRODUCTS

EGRIFTA® (tesamorelin for injection) - Our Approved Products

EGRIFTA® (tesamorelin for injection) induces the release of growth hormone which causes a reduction in excess abdominal fat (lipohypertrophy) in HIV-infected patients without reducing or interfering with subcutaneous fat, and, as such, has no clinically significant effect on undesired loss of subcutaneous fat (lipoatrophy).

EGRIFTA® is currently available in the United States as a once-daily two unit dose (two vials, each containing 1 mg of tesamorelin) of sterilized lyophilized powder to be reconstituted with sterile water for injection. To administer EGRIFTA®, 1 ml is retrieved from each vial into one syringe to prepare a single 2 ml patient self-administered subcutaneous injection. EGRIFTA® is injected under the skin into the abdomen once a day.

In connection with the approval of EGRIFTA®, the FDA required that the Corporation conducts two studies: a long-term observational safety study and a Phase 4 clinical trial to assess whether EGRIFTA® increased the chances of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. On May 1, 2018, we announced that the FDA was no longer requiring that those studies be pursued and we then terminated those two studies.

Lipodystrophy

Lipodystrophy is characterized by abnormalities in the production and storage of fat. It has two components: lipohypertrophy, abnormal and excessive fat accumulation, and lipoatrophy, the noticeable, localized loss of fat tissue under the skin. In patients with lipohypertrophy, fat accumulation occurs mostly around the waist and may also occur in other regions, including breast tissue and in dorsocervical tissues in the neck, resulting in a “buffalo hump”. Excess fat also appears as lipomas, or benign tumors composed of fat cells. In patients with lipoatrophy, the loss of fat tissue generally occurs in the limbs and facial area.

In HIV-infected patients, lipodystrophy may be caused by the viral infection itself, the use of antiretroviral therapy (not class-specific), or both. Recent data suggest that different pathophysiological mechanisms are involved in the development of lipohypertrophy and lipoatrophy. The most common statistically significant independent risk factors identified for lipohypertrophy are duration of antiretroviral therapy and markers of disease severity, including higher pre-antiretroviral treatment viral load. Other factors include age, genetics, and gender.

Tesamorelin

Tesamorelin is the active peptide comprising EGRIFTA®. Tesamorelin is a stabilized 44 amino acid human GRF analogue, which was synthesized in our laboratories in 1995 using our long-acting peptide method. Although natural peptides have significant therapeutic potential, they are subject to enzymatic degradation which severely limits their effectiveness in clinical use. Our long-acting peptide method is a peptide stabilization process which increases the target protein’s resistance to enzymatic degradation, while maintaining its natural specificity. This usually results in a more stable and efficient compound, which can thus prolong its duration of action. Tesamorelin induces growth hormone secretion in a natural and pulsatile way. The clinical results obtained to date using tesamorelin suggest a therapeutic potential in both anabolic and lipolytic indications.

Mechanism of Action

In vitro, tesamorelin binds and stimulates human GRF receptors with similar potency as the endogenous GRF. GRF is a hypothalamic peptide that acts on the pituitary somatotroph cells to stimulate the synthesis and pulsatile release of endogenous growth hormone, which is both anabolic and lipolytic. Growth hormone exerts its effects by interacting with specific receptors on a variety of target cells, including chondrocytes, osteoblasts, myocytes, hepatocytes, and adipocytes, resulting in a host of pharmacodynamic effects. Some, but not all these effects, are primarily mediated by insulin-like growth factor one, IGF-1, produced in the liver and in peripheral tissues.

The effects of recombinant human growth hormone, or rhGH, and tesamorelin have been the subject of several clinical trials in the area of HIV-associated lipodystrophy. Based on these clinical trials, the safety profiles of rhGH and tesamorelin appear to be very different. The natural synthesis of growth hormone is regulated by a feedback mechanism preventing its overproduction. Tesamorelin induces optimal activity of the somatotrope function and retains the natural rhythm (pulsatility) of the physiological secretion of growth hormone without interfering with the feedback mechanism mentioned above. With the exogenous administration of rhGH, the feedback mechanisms are short-circuited, which gives rise to higher levels of growth hormone. The side effects associated with rhGH include nerve, muscle or joint pain, swelling due to fluid retention (edema), carpal tunnel syndrome, numbness and tingling of skin and increased risk of diabetes. These side effects are particularly frequent among older people. In addition, rhGH can cause hyperglycemia which makes it contraindicated for patients with diabetes or pre-diabetic conditions.

F4 Formulation

In connection with our continuous efforts to manage the lifecycle of EGRIFTA® and to improve patients’ experience with the use of EGRIFTA®, we developed the F4 Formulation in the past years. The F4 Formulation is four times more concentrated than the current 1 mg/vial formulation, thereby reducing the volume of administration for patients. The F4 Formulation is also stable at room temperature and, therefore, EGRIFTA® will no longer require refrigeration. The F4 Formulation was approved for commercialization by the FDA on November 5, 2018 since it was found to be bioequivalent to the current 1mg/vial formulation. We expect to launch the F4 Formulation later this year once manufacturing validation is completed.

Third-Party Studies Evaluating Tesamorelin

On June 9, 2015, we announced a collaboration with the MGH evaluating the safety and efficacy of tesamorelin in the treatment of HIV-infected patients suffering from NAFLD - NASH. Funding for the clinical trial was awarded by the NIH. The 12 month-parallel, randomized, placebo-controlled study enrolled a total of 60 HIV-infected patients with NAFLD - NASH. Each patient received either tesamorelin (2 mg/day) or a placebo. The last patient has completed the double-blind period of the study and results are currently under analysis. The specific aims of the study are to determine the effects of tesamorelin on liver fat, inflammation, fibrosis, and hepatocellular damage seen in conjunction with NASH.

We are not currently developing tesamorelin in patients suffering from NAFLD or NASH.

Trogarzo® (ibalizumab-uiyk) Injection

Trogarzo® is a CD-4 directed post-attachment HIV-1 inhibitor which, when combined with other antiviral(s), is indicated for the treatment of HIV-1 infection in heavily treatment-experienced adults with multidrug resistant HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was approved by the FDA on March 6, 2018 and was made commercially available to patients in the United States on April 30, 2018. Since its approval, Trogarzo® was included in the treatment guidelines issued by the IAS and the treatment guidelines issued by the DHHS. In addition, effective January 1, 2019, in order to facilitate the reimbursement of Trogarzo® for physicians, the Centers for Medicare and Medicaid Services assigned a specific J-Code to Trogarzo®: J-1746.

Trogarzo® is available in the United States as a single dose, 2 mg/vial containing 200 mg of ibalizumab-uiyk. Trogarzo® is administered intravenously after diluting the appropriate number of vials in 250 ml of 0.9% Sodium Chloride Injection, USP. Patients receive a single loading dose of 2,000 mg followed by a maintenance dose of 800 mg every two weeks.

Trogarzo® was developed by TaiMed and is under license to us. See “TaiMed Agreement” below.

Mechanism of Action

Unlike other antiretroviral agents, Trogarzo® binds primarily to the second extracellular domain of the CD4 receptor, away from major histocompatibility complex II molecule binding sites. It potentially prevents the HIV virus from infecting CD4+ immune cells while preserving normal immunological function. Trogarzo® is active across all major HIV clades and irrespective of tropism. No drug-drug interactions and no cross-resistance with other antiretroviral therapies, or ART, were noted during the clinical trials.

Phase III Trial (TMB-301) – Study Design

The Phase III trial was a single arm, 24-week study of Trogarzo® plus optimized background regimen, or OBR, in treatment-experienced patients infected with MDR HIV-1. Patients receiving their current failing ART, or no therapy, were monitored during a seven-day control period. Thereafter, a loading dose of 2,000 mg of intravenous Trogarzo® was the only ART added to their regimen. The primary efficacy endpoint was the proportion of patients achieving a ≥ 0.5 log10 decrease in HIV-1 seven days after initiating Trogarzo® in therapy (Day 14 of study). Trogarzo® was continued at doses of 800 mg intravenously every two weeks through 24 weeks plus OBR. The OBR was required to include ≥1 active drug other than Trogarzo®. An investigational agent could be included, if needed, to construct a viable regimen.

Baseline characteristics: A total of 40 patients were enrolled in the study with a median age of 53; most were males (85%) and white (55%). The median duration of HIV infection was 23 years and 28% were treated with ≥10 ARTs. Patients had high pre-existing levels of drug resistance and advanced clinical disease. Patients had a median baseline HIV-1 viral load of 4.6 log10 (or 35,350) copies/ml, with 18% of patients having viral loads ≥ 100,000 copies/ml. The median CD4+ count was 73 cells/µl, with 50% of patients with <100 cells/µl and 33% with <10 cells/µl. Close to 90% of patients had MDR HIV-1 with ≥1 identified mutation conferring resistance to the Nucleoside Reverse Transcriptase Inhibitors (NRTIs), Non-Nucleoside Reverse Transcriptase Inhibitors (NNRTIs), or Protease Inhibitors (PIs), 68% had resistance to ≥1 Integrase Inhibitor (INIs) and 88% of patients did not have a purely CCR5-tropic virus. Furthermore, 50% of patients had HIV-1 with resistance to all available drugs from ≥3 classes of ARTs, 30% from 4 ART classes and 13% from all approved ARTs. To construct an OBR, 17 patients (43%) required addition of an investigational ART.

Phase III Trial - Efficacy and Safety Results

Seven days after the loading dose, 83% of patients achieved a ≥ 0.5 log10 decrease from baseline compared with 3% during the seven-day control period. These results were statistically significant (p<0.0001). During the same period, 60% of patients achieved a decrease of ≥ 1.0 log10 (p<0.0001). The mean viral load decrease for the total population was 1.1 log10.

After 24 weeks of treatment with Trogarzo® plus an OBR, the mean reduction in viral load was 1.6 log10 with 55% and 48% of patients having a ≥1 log10 and ≥2 log10 reduction, respectively. Viral load of <50 and <200 HIV RNA copies/ml was achieved in 43% and 50% of study participants, respectively. In all the viral load efficacy analyses performed at Week 24, the intent-to-treat – missing equals failure, or ITT-MEF, statistical methods was used. The ITT-MEF analysis methodology considers all patients enrolled in the study and any missing values are treated as failure (or no change) in the analysis of the results and represents the most stringent and most conservative data handling convention.

The mean increase in CD4+ T-cell count from baseline to Week 24 was 62 cells/µL. Changes in CD4+ T-cell counts were similar between patients with >200 or 50–200 CD4+ cells/µL at baseline and numerically but not significantly lower in patients with <50 CD4+cells/µL at baseline (+81, +75, and +17 cells/µL, respectively).

With respect to safety, most treatment-emergent adverse events reported were mild to moderate in severity with no infusion-related adverse events. The most common side effects include diarrhea, dizziness, nausea and rash. Other than for one case of immune reconstitution inflammatory syndrome, an inflammatory response in HIV-infected patients that may be triggered after changing to more active ART, no serious adverse events were considered related to Trogarzo®. Nine patients discontinued the trial prior to completion of the 24-week study treatment (four non-drug related deaths, four drug withdrawals, and one lost to follow-up). No notable trends in laboratory abnormalities were observed and no anti-ibalizumab antibodies were detected in any patients.

The safety profile in this Phase III trial was consistent with the one previously observed in the Phase II study.

Expanded Access Program (TMB-311)

Patients completing the 24-week Phase III trial continued treatment in the expanded access program. Patients continued to receive Trogarzo® at 800 mg every two weeks along with their OBR for an additional 24 weeks.

Baseline characteristics: All patients who completed the 24-week treatment period in the Phase III trial in the United States were enrolled in the expanded access program (n=27). These patients were highly resistant - 59% of patients had exhausted at least three ART classes, 33% exhausted four ART classes and 15% were resistant to all approved ARTs.

Expanded Access Program - Efficacy and Safety Results

The potent viral load suppression observed at Week 24 was sustained through Week 48. Median viral load reduction from baseline was 2.5 log10 at Week 24 and 2.8 log10 at Week 48. Viral load of <50 and <200 HIV RNA copies/ml was achieved in 16 of 27 (59%) and 17 of 27 (63%) of study participants, respectively. All 15 patients with viral load <50 HIV RNA copies/ml at Week 24 maintained viral suppression to Week 48.

Similar to the Phase III trial, Trogarzo® plus OBR was well-tolerated in the expanded access program. Most treatment-emergent adverse events were mild to moderate in severity with no infusion-related adverse events. No new or unexpected safety concerns emerged between Week 24 and 48. Of the 27 patients, 24 (89%) continued to receive treatment until Week 48. The three patients discontinued early due to non ibalizumab-related reasons (two withdrawals and one adverse event).

2.5            COMMERCIALIZATION ACTIVITIES

EGRIFTA® - United States

General

Since May 1, 2014, we are responsible for the commercialization of EGRIFTA® (tesamorelin for injection) in the United States after regaining our commercialization rights to EGRIFTA® pursuant to the EMD Serono Termination Agreement. The EMD Serono Termination Agreement provided for the termination of the EMD Serono Agreement.

Under the terms of the EMD Serono Termination Agreement, we agreed to pay an early termination fee of US $20,000,000, or Early Termination Fee. We also agreed to pay EMD Serono an increasing royalty, or Royalties, based on annual net sales. The Royalties were to be paid until a confidential cumulative aggregate amount was reached or until January 1, 2024, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, the Corporation agreed to grant EMD Serono a security interest on its present and future worldwide corporeal and incorporeal movable property related to tesamorelin until such time as the Early Termination Fee was outstanding. Upon payment of the Early Termination Fee, the Corporation and EMD Serono had agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to tesamorelin in the United States only to secure the payment of the Royalties.

On May 29, 2018, we entered into an agreement with EMD Serono amending the EMD Serono Termination Agreement pursuant to which EMD Serono agreed to accept the payment of the amount of US$23,850,000 as full payment of the outstanding Early Termination Fee and of the Royalties, all of which were then valued at US$28.2 million. The payment of US$23,850,000 was made to EMD Serono on June 19, 2018. Further to the payment of such amount, EMD Serono released all of its security interests on our assets.

Manufacturing

We do not own or operate commercial scale manufacturing facilities for the production of EGRIFTA®, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party service providers, Bachem Americas, Inc., or Bachem and Jubilant HollisterStier, General Partnership, or Jubilant, for all of our required raw materials, drug substance and finished product for commercial sale and clinical trials, if any, and we have entered into supply agreements with those two third-party service providers.

We are responsible for the manufacture and supply of tesamorelin to ensure the commercialization of EGRIFTA® in the territories covered under the Sanofi Agreement, the AOP Agreement, the BL&H Agreement, the Praxis Agreement and the PRX Agreement, if and when EGRIFTA® is approved and commercialized in those territories. See “Item 2 – Our Business – Section 2.5 – Commercialization Activities – EGRIFTA® – Other Territories” below.

We currently manufacture EGRIFTA® in a 1 mg/vial presentation.

Active Pharmaceutical Ingredient

We have an agreement with Bachem, Inc., an American subsidiary of Swiss-based Bachem AG, providing for the manufacture and supply of the active pharmaceutical ingredient of tesamorelin, or API, for EGRIFTA® for commercial sale in the United States and in Canada as well as for clinical programs, if any. Bachem is our only validated supplier of raw materials. The price of tesamorelin manufactured by Bachem has been set under our agreement and is not subject to volatility. The agreement is scheduled to terminate with the expiry of US patent 5,861,379, or May 2020, unless earlier terminated by the parties.

Finished Product

We have an agreement with Jubilant HollisterStier, General Partnership, providing for the manufacture and supply of the finished form of EGRIFTA® for commercial sale in the United States and in Canada and for tesamorelin in connection with clinical programs. Under our agreement, Jubilant must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to locations in accordance with our instructions. The agreement is scheduled to terminate with the expiry of US patent 5,861,379, or May 2020, unless earlier terminated by the parties. If the agreement is not terminated by the parties prior to its term, it will automatically renew for successive 12-month periods unless a party provides the other with a prior written notice within a confidential time period before the termination of the agreement.

Injection Tool Kit

In connection with the sale of EGRIFTA®, we decided to provide patients with the necessary devices to administer EGRIFTA®. These devices are comprised of syringes, needles and water for injection. We have entered into supply agreements with Becton Dickson Canada Inc. for the supply of syringes and hypodermic needles and with Hospira Worldwide, Inc. for the supply of sterile water for injection. The packaging of those devices is done through a third-party service provider, Almac Pharma Services. See “Item 9 – Material Contracts” below.

Distribution

In connection with the commercialization of EGRIFTA® in the United States, we have entered into various agreements with third-party service providers to distribute our products to patients. The distribution of EGRIFTA® is tightly controlled and is only available through certain selected pharmacies. Below is a summary of our agreements entered into with our third party service providers forming part of the supply chain of EGRIFTA®.

Logistic Service Provider and Distributor

On November 1, 2017, we entered into an amended and restated master services agreement with RxC Acquisition Company, LLC, or RxCrossroads, along with two amended and restated statements of work, or RxCrossroads Agreements. Under the terms of the RxCrossroads Agreements, RxCrossroads acts as our exclusive third-party logistic service provider for all of our products in the United States and as such, provides us with warehousing and logistical support services, including inventory control, account management, customers support, product return management and fulfillment of orders.

Under the RxCrossroads Agreements, RxCrossroads also acts as our exclusive third-party distributor of our products in the United States. In such role, RxCrossroads purchases products from us and takes title thereto. RxCrossroads’ purchases of our products are triggered by its expectations of market demand for them over a certain period of time. RxCrossroads fulfills orders received from authorized wholesalers and, with respect to EGRIFTA®, delivers it directly to that authorized wholesaler’s client, namely a specialty pharmacy forming part of our network of specialty pharmacies.

The RxCrossroads Agreements will expire in April 2020. The RxCrossroads Agreements contain customary representations and warranties from both parties, indemnification provisions, as well as termination provisions in the event of the occurrence of certain stated events.

Wholesalers

Our supply chain of EGRIFTA® in the United States is comprised of a limited number of wholesalers through which specialty pharmacies we have contracted with can order EGRIFTA®. These wholesalers accept purchase orders from those specialty pharmacies, purchase EGRIFTA® from RxCrossroads and resell it to these specialty pharmacies. Our wholesalers do not handle the physical delivery of EGRIFTA®. The shipping and delivery of EGRIFTA® to those specialty pharmacies is handled by RxCrossroads. To date, we have agreements in place with the following wholesalers: H.D.

Smith, LLC., Cardinal Health, McKesson Corporation, Morris & Dickson Co., LLC, and Cesar Castillo, Inc. For a description of these agreements, see “Item 9 - Material Contracts” below.

Specialty Pharmacies

We have entered into agreements with various specialty pharmacies across the United States providing them with the right to order EGRIFTA® from our authorized wholesalers and distribute EGRIFTA® to patients in the United States through their networks of local pharmacies.

In addition, a limited number of those specialty pharmacies are allowed to purchase EGRIFTA® directly from RxCrossroads for redistribution within their own retail specialty pharmacy stores.

EGRIFTA® - Canada

General

EGRIFTA® was approved for commercialization in Canada on April 30, 2014 in its 2 mg/vial presentation and, on March 30, 2015, in its 1 mg/vial presentation.

We have been commercializing EGRIFTA® in Canada since June 2015 using our internal team.

EGRIFTA® is not reimbursed in any of the provinces of Canada. However, EGRIFTA® is available in Canada to cash-paying patients and those with certain types of private insurance plans.

The supply chain and commercialization process of EGRIFTA® in Canada is described below.

Manufacturing

The manufacturing components of EGRIFTA® for commercialization in Canada are made by Bachem, Jubilant and Becton Dickinson as for the United States under the same agreements as those of the United States. The sterile water for injection is purchased off-the-shelf from a distributor. Since sterile water for injection is easily available in Canada, no formal agreement has been entered into with a third party supplier.

On March 30, 2015, we entered into a packaging agreement with Bellwyck Packaging Inc., or Bellwyck. Under this agreement, Bellwyck is responsible to label the vials of EGRIFTA® and place them in boxes ready for shipping and to package syringes, needles, sterile water for injection and patients inserts in the boxes ready for shipping. The agreement was scheduled to terminate on March 30, 2018 and was automatically renewed for a one-year term. This agreement renews automatically for one-year terms unless a party gives the other party written notice of its intent not to renew the agreement. Such written notice must be given to the other party at least 90 days prior to the expiration of the agreement. To date, we have not issued nor received any such notice.

Distribution

The distribution of EGRIFTA® in Canada is made through McKesson Specialized Distribution Inc., or McKesson Distribution, an affiliate of McKesson Canada Corporation, or McKesson Canada. McKesson Distribution purchases EGRIFTA® from us, resells and distributes it to Canadian pharmacies which form part of its network. McKesson Canada provides us with various other services related to the commercialization of EGRIFTA® in Canada.

EGRIFTA® - Other Territories

We have entered into distribution and licensing agreements with third parties granting those third parties the exclusive right to commercialize EGRIFTA® in territories covered by those respective agreements.

We have such agreements with Sanofi covering the territories of Latin America, Africa and the Middle East, or Sanofi Agreement; with AOP Orphan Pharmaceutical AG covering the countries of Austria, Albania, Belarus, Belgium, Bosnia & Hercegovina, Bulgaria, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Kazakhstan, Latvia, Lithuania, Luxembourg, Macedonia, Netherlands, Norway, Poland, Romania, Russian Federation, Serbia, Slovak Republic, Slovenia, Sweden, Switzerland, Ukraine, United Kingdom, or AOP Agreement; with BL&H Co., LTD. covering South Korea, or BLH Agreement; with PRX Pharma Produtos Farmaceuticos Unipessoal, LDA, covering Portugal, or PRX Agreement; and with Praxis Pharmaceutical S.A. covering Spain, or Praxis Agreement.

All of these agreements provide that each of Sanofi, AOP and BL&H are responsible to conduct regulatory activities to seek and obtain a marketing authorization for EGRIFTA® in each of the territories covered by their respective agreements. Under the terms of the PRX Agreement and Praxis Agreement, each of PRX and Praxis is responsible to assist us in conducting regulatory activities to seek and obtain a marketing authorization for EGRIFTA® in Portugal and Spain, respectively. We have not carried out any regulatory activity in those countries.

To date, EGRIFTA® has been approved in Mexico, but it is not commercialized there since it is not yet reimbursed by public payors. There is no marketing application pending in any of the territories covered by each of these agreements. Each of Sanofi, AOP, BL&H, PRX and Praxis have advised us that the regulatory and reimbursement dossier of EGRIFTA® represented a challenge in the territories covered by their respective agreements and we no longer view those territories as material to grow our revenues.

We have retained full commercial rights to EGRIFTA® in unpartnered territories and we could seek partners for the commercialization of EGRIFTA® in some of those unpartnered territories.

Trogarzo®

General

On March 18, 2016, we entered into a distribution and marketing agreement with TaiMed and, on March 6, 2017, we amended and restated the TaiMed Agreement, as further amended on November 6, 2018 to add an intravenous push formulation under the definition of “New Route of Administration”. Pursuant to the terms of the TaiMed Agreement, we have the exclusive rights to commercialize Trogarzo® in the United States, in Canada, in the European Union countries as well as in Albania, Iceland, Israel, Liechtenstein, Norway, Russia, Switzerland and Turkey, or, collectively, European Territory.

Under the TaiMed Agreement, TaiMed is responsible for all development activities regarding ibalizumab. TaiMed is also responsible to manufacture and supply Trogarzo® to us for each territory/country covered by the TaiMed Agreement. Since TaiMed has no manufacturing facility, TaiMed has subcontracted the manufacture of Trogarzo® to WuXi Apptec Biologics, Inc., or WuXi. However, we are aware that TaiMed has begun the construction of its own manufacturing facility with the aim of manufacturing Trogarzo®.

The TaiMed Agreement will expire on a country-by-country basis 12 years after marketing approval for ibalizumab has been obtained in each country, unless earlier terminated. The TaiMed Agreement contains customary representations and warranties, indemnification provisions and other provisions customarily found in agreements of this nature. Under the TaiMed Agreement, we must meet a certain level of minimum sales after a certain period of time following the approval of the drug in the United States.

North American Territory – Terms and Conditions

In Canada, we are responsible, but under no obligation, to seek the approval of Trogarzo® from Health Canada. No filing seeking the approval of Trogarzo® has been made in Canada and no decision has been taken yet regarding a filing in Canada.

In the United States, Trogarzo® was approved by the FDA on March 6, 2018.

We are responsible for all regulatory activities, regulatory filings and communications with Health Canada, if any, and with the FDA, in addition to all commercialization activities in the North American Territory.

The transfer price for sales of Trogarzo® in Canada and in the United States has been determined at 52% of its net selling price with an additional amount equal to 10% of its net selling price until such additional amount aggregates US$5,500,000.

Under the terms of the TaiMed Agreement, we agreed to make the following payments to TaiMed in consideration of the rights granted to us in the North American Territory:

-	a cash payment of US$1,000,000, which cash payment was made on the execution of the TaiMed Agreement in March 2016; and

-	a payment of US$4,000,000 through the issuance of common shares, such payment to be made after the first commercial sale of Trogarzo® in the United States.

The US$4,000,000 payment was made on May 15, 2018 and resulted in the issuance of 1,463,505 common shares to TaiMed.

Furthermore, we agreed to make the following one-time milestone payments to TaiMed based on the net sales of Trogarzo® in the North American Territory:

-	US$7,000,000 in two annual equal installments once net sales will have reached an aggregate amount of US$20,000,000 over four consecutive Theratechnologies’s financial quarters;

-	US$10,000,000 once annual net sales will have reached US$200,000,000 in any of our financial year;

-	US$40,000,000 once annual net sales will have reached US$500,000,000 in any of our financial year; and

-	US$100,000,000 once annual net sales will have reached US$1,000,000,000 in any of our financial year.

We also agreed to pay TaiMed a development milestone of US$3,000,000 upon the first commercial sale in the North American Territory of a bi-weekly intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation. This milestone will be payable in two annual equal installments of US$1,500,000 each, with the first one being paid 30 days after the first sale of such new formulation in the North American Territory, while the second one will be paid 12 months thereafter.

We also agreed to pay to TaiMed an additional development milestone as a result of the potential conduct by TaiMed of a Phase III trial using Trogarzo® with a once every four week intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation. This development milestone would be equal to 50% of all costs associated with the development and approval of such new formulation, subject, however, to a maximum of US$50,000,000. We need to agree with TaiMed on the amount of the milestone after taking into consideration the size of the market for this new formulation of Trogarzo® and the market exclusivity related thereto. The TaiMed Agreement contains a provision dealing with a disagreement between the parties on the determination of the amount of this development milestone. This development milestone would be paid quarterly, based on a percentage of net sales then generated by the sale of Trogarzo® using this new formulation, and would include a payment of interest on the principal.

Distribution

We began the distribution of Trogarzo® at the end of April 2018.

Logistic Service Provider and Distributor

RxCrossroads acts as our exclusive third party logistic service provider and exclusive third party distributor in the United States under the RxCrossroads Agreements.

Specialty Pharmacies

We have entered into agreements with specialty pharmacies and infusion therapy providers that had a large U.S. network capable of handling drug products whose administration is made intravenously. These specialty pharmacies have the capacity to deliver Trogarzo® to patients, physicians or infusion centers. Each of those specialty pharmacies purchase Trogarzo® from RxCrossroads and deliver it to infusion centers, physicians or patients for home-infusion. Patients are administered Trogarzo® at infusion centers, at physicians’ offices or at home with the assistance of nurses.

To provide these services to patients, we entered into agreements with Accredo Health Group, Inc., or Accredo, Option Care Enterprises, Inc., or Option Care, Priority Healthcare Distribution, Inc., or Curascript, and Walgreen Co., or Walgreen. For a description of these agreements, see “Item 9 -Material Contracts” below.

Accredo and Option Care are specialty pharmacies that provide home-infusion services. Curascript is a specialty pharmacy that can deliver Trogarzo® to physicians and Walgreen is a specialty pharmacy.

European Territory – Terms and Conditions

In the European Territory, we are responsible to seek the approval of Trogarzo® and we undertook to use our commercially reasonable efforts to do so. A MAA was filed with the EMA in August 2018 and the MAA is currently under review under the accelerated assessment procedure with a timeframe of 150 review days. This timeframe does not include the time required to answer questions which might be asked by the EMA. Questions from the EMA were received on December 14, 2018 and answers to those questions were submitted to the EMA on January 25, 2019. We expect a decision from the European Commission in the second half of 2019.

We are responsible for all regulatory activities, regulatory filings and communications with the EMA, in addition to all commercialization activities in the European Territory.

The transfer price for sales occurring in a country forming part of the European Territory is determined at 52% of the net selling price of Trogarzo® in such country up to, or equal to, annual sales of US$50,000,000 in such country. If annual net sales of Trogarzo® in the European Territory exceed US$50,000,000, the transfer price of Trogarzo® for sales occurring in a country forming part of the European Territory will be equal to 52% of the net selling price of Trogarzo® on sales of up to US $50,000,000 in such country plus an amount equal to 57% of the net selling price of Trogarzo® in such country calculated on that portion of annual net sales of Trogarzo® in the European Territory that exceeds US$50,000,000.

Under the terms of the TaiMed Agreement, we agreed to issue to TaiMed 906,077 common shares in consideration of the rights granted to us in the European Territory. The common shares were issued on March 17, 2017.

Furthermore, we agreed to make the following one-time milestone payments to TaiMed based on the net sales of Trogarzo® in the European Territory:

-	US$10,000,000 to be paid in two annual equal installments upon the date of the first commercial sale of Trogarzo® in the European Territory;

-	US$10,000,000 upon achieving aggregate net sales of Trogarzo® of US$150,000,000 over four consecutive financial quarters (based on our fiscal year);

-	US$20,000,000 upon achieving aggregate net sales of Trogarzo® of US$500,000,000 over four consecutive financial quarters (based on our fiscal year); and

-	US$50,000,000 upon achieving aggregate net sales of Trogarzo® of US$1,000,000,000 over four consecutive financial quarters (based on our fiscal year).

The TaiMed Agreement also provides that we have certain milestone payment obligations in connection with activities occurring in the European Territory. We will reimburse TaiMed 50% of all direct out-of-pocket development costs mandated by the EMA that TaiMed will have incurred in order to obtain the marketing approval of Trogarzo® in the European Territory. Our payments will be made quarterly (based on our fiscal year) after marketing approval has been obtained and will equal 5% of the net sales of Trogarzo® in the European Territory during each quarter of our fiscal year, up to the outstanding capital amount.

Distribution

We intend to distribute Trogarzo® in the European Territory through one or more third parties. We are currently analyzing the distribution chain in the European Territory and no formal agreement(s) have been entered into with any such third party(ies).

Marketing and Sales of Our Products

North American Territory

Our marketing and sales activities in the United States for EGRIFTA® and Trogarzo® are conducted from our head office in Montreal, Québec, Canada. We have also retained the services of Syneos Health (formerly inVentiv Commercial Services, LLC), or Syneos, to assist us with sales activities in the United States. Syneos is a recognized provider of commercial, clinical and consulting services around the globe. We have renewed our agreement with Syneos and we entered into an amended and restated master service agreement in this respect as of December 4, 2016, or Syneos Agreement, pursuant to which Syneos will continue providing us with various services in connection with the commercialization of EGRIFTA® and Trogarzo® in the United States. In addition, we sometimes retain Syneos and other third parties for certain marketing activities.

The services currently provided by Syneos comprise a sales force team fully dedicated to EGRIFTA® and Trogarzo®, a medical science liaison team solely assigned to our medical activities, a managed market team solely dedicated to the reimbursement of our products with both public and private payors and a call center team solely dedicated to assist healthcare professionals and patients for EGRIFTA® and Trogarzo®. The call center, THERA patient supportTM, guides physicians and patients through the process of initiating treatment under reimbursement. This process, which can be complex and time-consuming, begins with a referral and concludes with the final reimbursement decision. THERA patient supportTM also helps patients adhering to their treatment and answering questions about our products.

The Syneos Agreement contains customary representations and warranties, indemnification, confidentiality, intellectual property and termination provisions. The Syneos Agreement is scheduled to expire on November 30, 2019, unless earlier terminated.

In Canada, the commercialization of EGRIFTA® is conducted internally. Trogarzo® is not approved in Canada since no filing has been made with Health Canada to seek its approval.

In addition, McKesson Canada provides the services of a call center, EGRIFTA Support®, which guides physicians and patients through the process of initiating treatment with EGRIFTA®, which answers questions patients may have regarding EGRIFTA® and which helps patients with the reimbursement process with their private insurance providers.

European Territory

EGRIFTA®

We and our commercial partners have not filed an application for EGRIFTA® in Europe.

Trogarzo®

The marketing and sales activities in the European Territory for Trogarzo® will be conducted through our European subsidiary, Theratechnologies International Limited, or Thera International, based in Dublin, Ireland. On February 11, 2019, we announced the appointment by Thera International of its general manager. The role of the general manager will be to build the infrastructure required to successfully commercialize Trogarzo® in the European Territory. The general manager will oversee distribution, reimbursement, sales, marketing and relationships with key European stakeholders. We intend to work with a contract sales organization in the European Territory in connection with our building of a presence in key European countries and on hiring key internal strategic positions.

2.6          COMPETITION

EGRIFTA®

We are not aware of other GRF products indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy being commercialized. However, we are aware that we face indirect competition for EGRIFTA® from other drugs, such as human growth-hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and sermorelin that may be prescribed by physicians. To our knowledge, the use of these other drugs for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy has not been approved by the FDA or Health Canada. Other approaches to reduce excess abdominal fat include coping mechanisms such as lifestyle modification (diet and exercise), switching antiretroviral therapy, or liposuction.

Trogarzo®

We monitor other ARTs, both already on the market and still under clinical development, that may potentially be used to treat MDR HIV-1. Dolutegravir and darunavir, for instance, are the most commonly used in regimens for the treatment of MDR HIV-1. Other agents currently under clinical development programs include attachment inhibitors, such as Fostemsavir, long acting-ARTs, such as Pro-140, and broadly neutralizing antibodies. None of these agents have the same mechanism of action as Trogarzo®.

2.7            GOVERNMENT REGULATION

Overview

The research, development, manufacture and marketing of pharmaceutical products are governed by various governmental authorities throughout the world to ensure the efficacy and safety of such products.

Governmental authorities in the United States, European Union, Canada, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products, such as EGRIFTA® and any other compound that we may develop. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or commercialization process, may subject an applicant to administrative or judicial sanctions. Sanctions could include, but are not limited to, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters or other enforcement letters, product recalls, import/export delays, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, and government reimbursement, restitution, disgorgement or civil or criminal penalties.

The text below explains some of the most important features of government regulations that we must follow in connection with the commercialization of EGRIFTA® and Trogarzo® in the United States and in the European Union.

Government regulations in Canada are similar, albeit not identical to those in the United States.

Sales and Marketing Regulation – United States

We are subject to various United States requirements relating to the sales and marketing of EGRIFTA® and Trogarzo® in the United States. The FDA regulates all advertising and promotional activities for prescription drug products under its jurisdiction both prior to and after approval. EGRIFTA® and Trogarzo® may be promoted only for their approved indications and in accordance with the provisions of their approved label. Any promotional claims regarding an approved drug must be accurate, not misleading and contain a fair balance of risk and benefit information. The FDA, as well as other government authorities, actively enforces the laws and regulations prohibiting the promotion of inaccurate, misleading or inadequately balanced product claims and the promotion of product for unapproved (i.e. off-label) uses. If we are found to have improperly promoted a prescription drug, we may be subject to significant sanctions. Failure to comply with applicable FDA requirements may subject us to adverse publicity, enforcement action by the FDA, corrective advertising, and the full range of civil and criminal penalties available to the FDA.

The FDA does not regulate the practice of medicine by physicians in their choice of treatment.

The marketing of EGRIFTA® and Trogarzo® within the United States is also subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce or reward, the referral of business, including the purchase or prescription of a particular drug that is subject to government reimbursement. Due to the breadth of the statutory provisions, it is possible that we might be challenged under anti-kickback or similar laws. Sanctions under these laws include civil monetary penalties, exclusion from U.S. federal and state healthcare programs (i.e., those programs will not provide reimbursement or payment coverage for EGRIFTA® and/or Trogarzo®), and criminal penalties, including imprisonment; further, an alleged violation of the anti-kickback stature would be used as a basis for a False Claims Act challenge. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to certain third-party payors (including Medicare and Medicaid) claims for reimbursement for drugs or services that are false or fraudulent. Generally, claims for drugs prescribed for off-label uses may be considered to be “false claims”. Sanctions under false claims laws include significant civil monetary penalties. In addition, there is ability for private individuals to bring similar actions.

In addition, several states require that companies implement compliance programs or comply with industry ethics codes, adopt marketing spending limits, and report to state governments any gifts, compensation, and other remuneration provided to certain healthcare professionals. Regulations implementing certain provisions of federal health care legislation require record-keeping and disclosure to the federal government of certain transfers of value to U.S.-licensed physicians and certain teaching hospitals, otherwise known as the “Sunshine Act”. Any activities relating to the sale and marketing of EGRIFTA® and Trogarzo® may be subject to scrutiny under these laws. Failure to make these required reports or comply with these laws can result in civil monetary penalties and/or other sanctions. If the government were to allege or convict us of violating these laws, our business could be harmed.

Sales and Marketing Regulation – European Union

In addition to regulations in the United States, we are subject to a variety of European Union regulatory requirements. These requirements govern human clinical trials, marketing approval, and postmarketing regulation for drugs. The European Union regulatory approval process includes all of the risks associated with FDA approval set forth above, as well as additional country-specific regulations. Whether or not we obtain FDA approval for a product, we must obtain approval of a product under the European Union regulatory system before we can commence clinical trials or marketing of the product in the European Union. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions and the approval process may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly amongst the European Union member states, or EU Member States.

Under the European Union regulatory system, we may submit applications for marketing authorizations either under a centralized, decentralized, or mutual recognition marketing authorization procedure. The centralized procedure provides for the grant of a single marketing authorization for a medicinal product by the European Commission on the basis of an opinion by the EMA. A centralized marketing authorization is valid for all EU Member States and three of the four European Free Trade Association States (Iceland, Liechtenstein and Norway). The decentralized procedure and the mutual recognition procedure apply between EU Member States. The decentralized marketing authorization procedure involves the submission of an application for marketing authorization to the competent authority of all EU Member States in which the product is to be marketed. One national competent authority, selected by the applicant, assesses the application for marketing authorization. The competent authorities of the other EU Member States are subsequently required to grant marketing authorization for their territory on the basis of this assessment, except where grounds of potential serious risk to public health require this authorization to be refused. The mutual recognition procedure provides for mutual recognition of marketing authorizations delivered by the national competent authorities of EU Member States by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of a EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

In August 2018, we submitted our MAA for Trogarzo® for the treatment of adults infected with HIV-1 resistant to at least one agent in three different classes of ART using the centralized marketing authorization procedure. Under the centralized procedure, the maximum timeframe for the evaluation of a marketing authorization application by the EMA Committee for Medicinal Products for Human Use, or CHMP, is, in principle, 210 days from receipt of a valid application for marketing authorization. This time period excludes any clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP and if the applicant requests a re-examination of the CHMP opinion. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be a major public health interest particularly from the point of view of therapeutic innovation. The accelerated evaluation shortens the period to 150 days from 210. Regardless of the assessment procedure, the opinion of the CHMP will be provided to the European Commission which will make the final decision on the application for centralized marketing authorization of a medicinal product.

The holder of a European Union marketing authorization for a medicinal product must also comply with European Union pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products. These rules can impose on central marketing authorization holders for medicinal products the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies.

The sales and distribution of medicinal products into and within the European Union is subject to compliance with the applicable European Union laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States.

In the European Union, the advertising and promotion of drug products are subject to EU Member States’ laws governing promotion of medicinal products, interactions with physician, misleading and comparative advertising and unfair commercial practices. In addition, other legislation adopted by individual EU Member States may apply to the advertising and promotion of medicinal products. The laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the European Union. The applicable laws at European Union level and in the individual EU Member States also prohibit the direct-to-consumer advertising of prescription-only medicinal products. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on our promotional activities with health care professionals.

Interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. Violation of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her competent professional organization, and/or the competent authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Failure by us or by any of our third party partners, including suppliers, manufacturers and distributors to comply with European Union laws and the related national laws of individual EU Member States governing the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of marketing authorization, may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or refusal to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

Good Manufacturing Practices

Drug products must be manufactured and packaged in accordance, among other things, with current good manufacturing practices, or GMP, and both Bachem and Jubilant, the contract manufacturers of EGRIFTA®, as well as WuXi, the manufacturer of Trogarzo®, must adhere to GMP in connection with the manufacture and packaging of these products. If a company wants to make certain changes in its manufacturing equipment, location or process, regulatory review and approval may be required. The FDA often conducts audits of manufacturing sites to ensure that manufacturers comply with quality-related requirements and GMP. If, as a result of these inspections, it is determined that a manufacturer’s equipment, facilities or processes do not comply with the regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against the manufacturer, including the issuance of an enforcement letter, seeking corrective action, or requiring suspension of manufacturing operations, which would delay the product and sale of our products.

Similarly to the U.S., in the European Union, both marketing authorization holders and manufacturers of medicinal products must comply with European Union GMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union. The manufacturing process for medicinal products in the European Union is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations.

Good Clinical Practices

The FDA promulgates regulations and standards, commonly referred to as good clinical practices, or GCP, for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. Both our Observational Study and Retinopathy Study are subject to GCP. The conduct of the clinical trials using Trogarzo® was also subject to GCP. The FDA enforces GCP through periodic inspections of trial sponsors, principal investigators and trial sites. We rely on Syneos to conduct our Observational Study and our Retinopathy Study. If our study sites fail to comply with applicable GCP or other applicable requirements, such as informed consent or Institutional Review Board oversight, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to redo our studies or stop a study. Where patient safety is at risk, the FDA could impose a clinical hold.

Similarly, in the European Union, the conduct of clinical trials is governed by Directive 2001/20/EC which imposes obligations and procedures that are similar to those in the United States. The European Union Good Clinical Practice rules and European Union Good Laboratory Practice obligations must also be respected during conduct of the trials. Clinical trials must be approved by the competent regulatory authorities and the competent Ethics Committees in the EU Member States in which the clinical trials take place. All entities conducting clinical trials in the European Union will be required to comply with the requirements of the new EU Clinical Trials Regulation, which may enter into force in 2019. The new EU Clinical Trials Regulation, which will replace the EU Clinical Trials Directive, introduces a complete overhaul of the existing regulation of clinical trials for medicinal products in the European Union, including a new coordinated procedure for authorization of clinical trials that is reminiscent of the mutual recognition procedure for marketing authorization of medicinal products, and an increased obligation on sponsors to publish clinical trial results.

2.8            PHARMACEUTICAL PRICING AND REIMBURSEMENT

In the United States and in other countries, sales of EGRIFTA® and Trogarzo® will depend in part on the availability of reimbursement from third-party payors. These payors include both government (such as Federal Medicare and State Medicaid, AIDS Drug Assistance Programs and special needs plans in the United States) and private managed care organizations as well as pharmacy benefit managers.

These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We, or our commercial partners, may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of EGRIFTA® and Trogarzo®. EGRIFTA® and/or Trogarzo® may not be considered cost-effective. It is time consuming and expensive for us, and our commercial partners, to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us, or our commercial partners, to sell EGRIFTA® and/or Trogarzo® on a competitive and profitable basis.

United States

The U.S. Congress, state legislatures, and federal and state agencies from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our drug products profitably. For example, in March 2010, the Patient Protection and Affordable Care Act, and the associated reconciliation bill, which we refer to collectively as the Health Care Reform Law was enacted, and was a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements (inclusive of price increases) for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of all Medicaid drug rebates. On January 21, 2016, the Centers for Medicare and Medicaid Services finalized a rule detailing reforms to the rebate and reimbursement systems for Medicaid prescription drugs. This final rule was intended to save taxpayers billions and ultimately improve beneficiary access to prescription drugs. The final rule allowed manufacturers to recalculate the baseline “average manufacturer price” and includes US territories in the calculation of “average manufacturer price” and “best price” effective April 1, 2017. Further, the new law imposes a significant annual fee on companies that manufacture or import certain branded prescription drug products and biologic agents. Substantial new provisions affecting compliance also have been enacted, which may require us to modify our business practices with healthcare practitioners, and also may increase our regulatory burdens and operating costs.

The U.S. Medicare program provides payment for many pharmaceuticals under the Medicare Part D program. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both standalone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

Under Part D, government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while Part D applies only to drug benefits for Medicare beneficiaries, state Medicaid programs and private payors may follow Medicare coverage policy limitations in setting their own payment rates. Any reduction in payment that results under Part D may influence decision-making and negotiations for payments from non-governmental payors. Payors are, however, forbidden to negotiate both commercial and Part D agreements together. Negotiations must be kept separate.

The cost of pharmaceuticals continues to generate substantial governmental and third-party private payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, particularly towards specialty pharmacy, the increasing influence of managed care organizations, and additional legislative proposals. Indeed, we expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs.

The Health Care Reform Law may be repealed and may or may not be replaced with a different law or health care payment system.

European Union

In the European Union, sales of Trogarzo® will depend in part on the availability and level of reimbursement from third-party payors. Third-party payors can be public or private or a combination of both. In order to obtain public reimbursement, prescription drugs are often evaluated by specialized bodies in a country. This process is in many cases independent of marketing approval and the time to carry out the evaluation differs in each country, often extending beyond the initial regulatory approval date of the drug.

The requirements and aspects considered during the assessment of a new prescription drug are not necessarily the same in each EU Member State and are given different weight depending on the EU Member States’ attitudes towards providing public healthcare and the government’s willingness to pay for these new drugs. We or our commercial partners could be required to conduct specific health economic and other studies or analyses in order to satisfy such requirements. The decision to comply with such requirements will depend on the prospects of obtaining a positive opinion and the costs involved in the process and the profitability of the market.

In the European Union, the requirements governing drug pricing vary widely from country to country. In many EU Member States, pricing plays an important role in the evaluation of prescription drugs for reimbursement and in most cases, there are price controls that can include, but are not limited to, reference pricing to drugs sold within the EU Member States and in other EU Member States, the evaluation of what a fair price would be based on the condition that is being treated and the innovative quality of the new drug.

The sole legal instrument at the European Union level governing the pricing and reimbursement of medicinal products is Council Directive 89/105/EEC, or Price Transparency Directive. The aim of the Price Transparency Directive is to ensure that pricing and reimbursement mechanisms established in EU Member States are transparent and objective, do not hinder the free movement and trade of medicinal products in the European Union and do not hinder, prevent or distort competition on the market. The Price Transparency Directive does not, however, provide any guidance concerning the specific criteria on the basis of which pricing and reimbursement decisions are to be made in individual EU Member States. Neither does it have any direct consequence for pricing or levels of reimbursement in individual EU Member States. The national authorities of the individual EU Member States are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices and/or reimbursement of medicinal products for human use. Individual EU Member States adopt policies according to which a specific price or level of reimbursement is approved for the medicinal product. Other EU Member States adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market, including volume-based arrangements and reference pricing mechanisms. Further, an increasing number of EU Member States use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.

Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States. These countries include the United Kingdom, France, Germany and Sweden. The HTA process in the EU Member States is governed by the national laws of these countries. HTA is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of the use of a given medicinal product in the national healthcare systems of the individual country is conducted. HTA generally focuses on the clinical efficacy and effectiveness, safety, cost, and cost-effectiveness of individual medicinal products as well as their potential implications for the healthcare system. Those elements of medicinal products are compared with other treatment options available on the market.

The outcome of HTA will often influence the pricing and reimbursement status for specific medicinal products within individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of a specific medicinal product varies between the EU Member States.

Partnered Territories

With respect to EGRIFTA®, each of Sanofi, AOP, BL&H, PRX and Praxis are responsible for identifying and obtaining possible reimbursements under government programs in the territories covered under their respective agreements.

2.9              INTELLECTUAL PROPERTY

As further described below, EGRIFTA® is protected by patents in both Canada and the United States whereas Trogarzo® benefits from 12 years of market exclusivity in the United States.

Our Patent Portfolio

Our current patent portfolio is comprised of the following material patents for EGRIFTA® (tesamorelin):

•

In the United States, we own U.S. patent 5,861,379 covering the composition of matter of tesamorelin, which is scheduled to expire in May 2020 after having obtained a patent term extension certificate from the USPTO for such patent. In addition, we own three issued United States patents relating to the use of tesamorelin in the treatment of HIV-associated lipodystrophy, which are scheduled to expire in 2023, as well as a patent relating to the use of tesamorelin in the treatment of mild cognitive impairment that is scheduled to expire in 2025. Furthermore, we have a patent set to expire in 2027 that relates to the use of tesamorelin in the improvement of muscle function in subjects suffering from severe wasting. Finally, we have a patent on a new formulation of tesamorelin scheduled to expire in 2033. This new formulation is different from the F4 Formulation which is not protected by any patent.

•

In Canada, we own a patent relating to the use of tesamorelin in the treatment of metabolic conditions associated with fat accumulation and/or hypercholesterolemia, including HIV-associated lipodystrophy, which is scheduled to expire in October 2024, as well as a patent relating to the use of tesamorelin in the treatment of mild cognitive impairment that is scheduled to expire in May 2023.

•	In Mexico, we own one patent related to the use of tesamorelin in the treatment of HIV-associated lipodystrophy which is scheduled to expire in October 2025.

Regulatory Exclusivity

The regulatory regimes of certain countries and territories such as the United States, Canada and Europe provide market exclusivity for a pharmaceutical product once approved. Data protection provides a person with protection against third parties who may wish to commercialize a product similar to an approved product.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Act, awards, in certain circumstances, non-patent marketing exclusivities to pioneer drug manufacturers. The Hatch-Waxman Act provides five years of non-patent marketing exclusivity within the United States to an applicant who gains approval of a NDA for a “new chemical entity,” a drug for which the FDA has not previously approved any other new drug with the same active moiety, which is the molecule or ion responsible for the action of the drug. This marketing exclusivity generally prevents the FDA from approving, in certain circumstances, any abbreviated new drug application, or ANDA, for a generic drug or any 505(b)(2) NDA that references the pioneer drug product.

The market exclusivity for EGRIFTA® in the United States has expired.

In the United States, distinct from exclusivity for drug products, biological products, such as toxins and serums, may be eligible for non-patent exclusivity. Specifically, the Biologics Price Competition and Innovation Act of 2009, or the BPCI Act, amended the Public Health Service Act to provide an abbreviated licensure pathway for biological products, or 351(k) application, shown to be biosimilar to, or interchangeable with, an FDA-licensed biological reference product. In turn, the BPCI provides a 4-year exclusivity period from the date of first licensure of the reference product, during which a 351(k) application referencing that product may not be submitted. In addition, FDA may grant a 12-year exclusivity period from the date of first licensure of the reference product, during which approval of a 351(k) application referencing that product may not be made effective. For the first biological product determined to be interchangeable with the reference product for any condition of use, the agency may provide a period of market exclusivity, during which a second or subsequent biological product may not be determined interchangeable with that reference product. However, unlike the process for drug products, FDA will not grant exclusivity for supplements or changes to the reference biological product. Like drug products, biologic products can receive 7 years of market exclusivity for an orphan indication. Finally, FDA may issue an exclusivity period for certain biological products for which pediatric studies are conducted in accordance with a written request.

Trogarzo® benefits from a 12-year market exclusivity period in the United States calculated from March 6, 2018.

In Canada, the Food and Drug Regulations provide an eight year market exclusivity period to a Notice of Compliance (NOC) holder who markets an innovative drug in Canada (including a biological drug).

In Europe, when a marketing authorisation for a product is issued by the EMA, the approved product (including a biological product) benefits from 10 years of market exclusivity.

Our Trademark Portfolio

EGRIFTA® is our registered trademark in the United States and in Canada and it is used in those countries to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

Trogarzo® is a registered trademark of TaiMed in the United States and in Europe and it is under license to us pursuant to the TaiMed Agreement. It is used in the United States to commercialize ibalizumab for the treatment of HIV-1 infection in heavily treatment-experienced adults with MDR HIV-1 infection failing their current antiretroviral regimen.

THERA patient supportTM is our trademark in the United States and it is used to designate our call center that assists healthcare professionals and patients in processing referrals, following-up on treatment adherence and answering questions from both healthcare professionals and patients regarding EGRIFTA® and Trogarzo®.

EGRIFTA Support® is our registered trademark in Canada and it is used to designate our call center that assists healthcare professionals and patients in processing referrals and answering questions from both healthcare professionals and patients regarding EGRIFTA®.

We have obtained registration for the name EGRIFTA® in many of the countries covered by the Sanofi Agreement, the AOP Agreement, the BL&H Agreement, the PRX Agreement, the Praxis Agreement, and in many other countries worldwide. The use of the EGRIFTA® trademark for tesamorelin intended for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the jurisdictions where we or our commercial partners intend to commercialize EGRIFTA® generally requires the approval of the regulatory authorities reviewing the marketing authorization application in such jurisdictions and the approval of the local intellectual property agency.

Other Intellectual Property Portfolio

Our portfolio of intellectual property contains additional trademarks, pending trademark registrations and domain names associated with our trademarks and pending trademark applications.

Our Policy on Intellectual Property

Our intellectual property practice is to keep all information relating to proprietary compounds, inventions, improvements, trade secrets, know-how and continuing technological innovation confidential and, where practicable, file patent and trademark applications. In particular, as part of our intellectual property protection practice, we:

•

perform surveillance of third party patents and patent applications in order to identify any third party patent or third party patent application which, if granted, could be infringed by our activities;

•	where practicable, file patent applications for any new and patentable invention, development or improvement in the United States and in other countries;

•	prosecute all pending patent applications in conformity with applicable patent laws and in a manner that efficiently covers our activities;

•	file trademark applications in countries of interest for our trademarks;

•	register domain names whose addresses include our trademark names; and

•	maintain our intellectual property rights by paying government fees as may be necessary to ensure such rights remain in force.

2.10            EMPLOYEES

As at November 30, 2018, we had 32 employees. All of our employees are employed in Canada and engaged in administration, finance, medical affairs, and regulatory, marketing and sales functions. None of our employees are unionized. We believe the relations with our employees are good.

Through Syneos, as at November 30, 2018, we had an additional 57 persons dedicated to the commercialization of EGRIFTA® and Trogarzo® in the United States.

2.11            FACILITIES

We currently carry out our activities at 2015 Peel Street, 5th Floor, in the City of Montreal, Québec, Canada where we lease a 7,500 square-foot office space. We have entered into a new lease agreement with the current landlord pursuant to which we will occupy a 15,000 square-foot office space at the same civic address effective April 1, 2019. We will then cease occupying the 5th floor and will move to the 10th and 11th floor of the building.

2.12            ENVIRONMENT

To our knowledge, environmental issues do not have a material financial or operational impact on our capital expenditures, income or competitive position within the normal course of our operating activities.

ITEM 3    RISK FACTORS

Before you invest in our securities, you should understand the high degree of risk involved and consider carefully the risks and uncertainties described below. The following risks may adversely impact our business, financial condition, operating results and prospects. Additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also develop as our operations evolve and, therefore, may adversely affect our business, financial condition, operating results or prospects. As a result, the trading price of our securities, including our common shares, could decline and you could lose all or part of your investment.

3.1                RISKS RELATED TO THE COMMERCIALIZATION OF OUR PRODUCTS

Our commercial success and revenue growth depend mainly on the commercialization of EGRIFTA® and Trogarzo® in the United States; unsatisfactory future sales levels of EGRIFTA® and Trogarzo® in the United States will have a material adverse effect on us.

Our ability to generate revenue and sustain growth is currently based on the commercialization of EGRIFTA® and Trogarzo® in the United States.

Our success in generating sales revenue from EGRIFTA® and Trogarzo® in the United States will depend on our capacity:

•	to pursue the deployment of a commercialization strategy that will be accepted by patients, healthcare professionals and third-party payors;

•	to maintain reimbursement coverage for EGRIFTA® and Trogarzo® by third-party payors;

•	to maintain the registration of EGRIFTA® and Trogarzo® on U.S. governmental forms as drugs available for purchase in the United States;

•	to ensure that adequate supplies of EGRIFTA® and Trogarzo® are available;

•

to maintain conflict-free relationships with our principal third-party suppliers of services, namely our agent in the United States (Syneos), our manufacturers, (TaiMed and Jubilant), our distributor (RxCrossroads), as well as other specialized third-parties; and

•	to defend our intellectual property rights regarding EGRIFTA® against third-parties.

Our success in commercializing EGRIFTA® and Trogarzo® in the United States will also depend on:

•

the capacity of Syneos, in collaboration with us, to retain qualified, motivated and talented sales representatives and other key individuals instrumental in the commercialization of our products in the United States; and

•	the capacity of our third-party suppliers to comply with all laws and regulations applicable to the conduct of their respective businesses.

There can be no assurance that sales of EGRIFTA® and Trogarzo® to customers in the United States will increase in the future or that we will generate sales at a profitable level. If sales of these products decrease, our revenue would be adversely affected which, in turn, could materially adversely affect our business, financial condition and operating results.

Because we expect to be dependent on revenues from EGRIFTA® and Trogarzo® for the foreseeable future, any negative developments relating to these products, such as safety or efficacy issues, manufacturing issues, the introduction or greater acceptance of competing products, or adverse regulatory or legislative developments, or our inability to successfully manage any of the abovementioned factors, will have a material adverse effect on our business and our future business prospects.

We rely on third parties for the manufacture, distribution and commercialization of our products and such reliance may adversely affect our revenues, business and future business prospects if the third parties are unable or unwilling to fulfill their obligations.

We have a single third-party service provider for each of our core business activities pertaining to the commercialization of our products, namely their manufacturing, distribution and commercialization. Any material issues such third-party service providers may encounter that relate to the provision of services to us would have a material adverse effect on our revenues, business and future business prospects since these third-party service providers may not be easily or rapidly replaced.

We do not own or operate manufacturing facilities for the production of EGRIFTA® and tesamorelin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on Bachem and Jubilant to manufacture and supply all of our required raw materials, drug substance and drug product for sales of EGRIFTA®. Although potential alternative suppliers and manufacturers have been identified, we have not entered into any agreements with them nor have we qualified these vendors to date and no assurance can be given that such suppliers will be qualified in the future or receive necessary regulatory approvals. The replacement of a third-party manufacturer is time-consuming and costly due to the required validation of their capabilities. The validation process includes an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with current good manufacturing practice, or GMP, regulations. In addition, the third-party manufacturer would have to familiarize itself with our technology. Validation of an additional third-party manufacturer takes at least twenty-four (24) months and could take as long as thirty-six (36) months or more.

TaiMed is our sole supplier of Trogarzo®. TaiMed does not currently own or operate any manufacturing facilities for the production of Trogarzo® and must rely on its sole supplier, WuXi. We are not in a contractual relationship with WuXi and, therefore, we may not be able to interact with Wuxi in the event they encounter issues which could adversely affect the supply of Trogarzo®. In such circumstances, we will need to rely on TaiMed to address any of those issues. We have no control over the time and efforts that TaiMed will devote in finding solutions to supply issues if such were to occur, or any say on the solution itself. Any delay in addressing manufacturing issues or any solution to address a manufacturing problem that is not to our liking could have a material adverse effect on the supply and sale of Trogarzo® and, accordingly, materially adversely affect our revenues.

We do not have state licensure in the United States to distribute EGRIFTA®, Trogarzo® or any other product we may acquire or in-license and we do not currently intend to pursue applications to obtain the licenses required in order to distribute a drug product in the United States. Our supply chain model is based upon that fact and the distribution of EGRIFTA® and Trogarzo® in the United States is done through RxCrossroads which currently holds all state licensure required to distribute a drug product in every American state. Although potential alternative third-party service providers have been identified to replace RxCrossroads in the event that it becomes unable to distribute EGRIFTA® and Trogarzo®, we have not entered into any agreements with them and no assurance can be given that such providers would enter into any agreement with us on terms satisfactory to us.

We do not employ sales, medical service liaison and reimbursement personnel in the United States in connection with the commercialization of our products in this territory. We rely on Syneos to provide us with all of the services related to the commercialization of our products, namely sales personnel, medical science liaison personnel, reimbursement specialists and other individuals whose roles and functions pertain to the commercialization of our products. Although we are aware that there exists other third-party services providers that could provide the same services as Syneos, we have not entered into any agreements with them nor conducted any audit on them. If we need to find another third-party service provider for some or all of the services provided by Syneos, it will be time-consuming and will be disruptive to our business. In addition, there can be no assurance that we will be able to find such third-party service provider if we are unable to agree on the terms and conditions of an agreement with them.

Our reliance on one third-party service provider for each of our core business activities exposes us to a number of risks. For instance, we may be subject to delays in, or suspension of, the manufacturing of EGRIFTA® and Trogarzo® if a third-party manufacturer:

•	becomes unavailable to us, or to TaiMed, for any reason, including as a result of the failure to comply with GMP regulations;
•

experiences manufacturing problems or other operational failures, such as labour disputes, equipment failures or unplanned facility shutdowns required to comply with GMP, or damage from any event, including fire, flood, earthquake, business restructuring, labour disputes or insolvency; or

•	fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis or not meeting product specifications.

We may also be subject to distribution disruption and interrupted sales of EGRIFTA® and Trogarzo® in the United States if RxCrossroads:

•	becomes unavailable to us for any reason, including as a result of its failure to meet applicable laws;
•	experiences warehousing problems or other operational failure, such as unplanned facility shutdown or damage from any event, including fire, flood, earthquake, business restructuring or insolvency; or
•	fails to perform its contractual obligations under our agreement.

We may be subject to a decrease in sales of EGRIFTA® and Trogarzo® in the United States or may face reimbursement challenges if Syneos:

•	becomes unavailable to us for any reason, including as a result of its incapacity to motivate and retain the employees working on the commercialization of EGRIFTA® and/or Trogarzo®;
•	experiences compliance issues with the FDA; or
•	fails to perform its contractual obligations under our agreement.

Significant safety problems may arise with respect to EGRIFTA® and Trogarzo® which could result in restrictions in EGRIFTA®’s or Trogarzo®’s label, product recall or withdrawal of any of our products from the market, any of which would materially adversely impact our business and our future business prospects.

New safety issues may arise as EGRIFTA® and Trogarzo® are used over longer periods of time by a wider group of patients, some of whom may be taking numerous other medicines, or may suffer from additional underlying health problems. Such safety issues could include an increase in the severity or frequency of known problems or the discovery of previously unknown problems, and may result in a variety of adverse regulatory actions. Under U.S. laws, the FDA has broad authority over drug manufacturers to compel any number of actions if safety problems arise, including, but not limited to: (i) requiring manufacturers to conduct post-approval clinical studies to assess known risks or signals of serious risks, or to identify unexpected serious risks; (ii) mandating labeling changes to a product based on new safety information; or (iii) requiring manufacturers to implement a risk evaluation mitigation strategy where necessary to assure safe use of the drug. Similar laws and regulations exist in countries outside of the United States. Previously unknown safety problems could also result in product recalls, restrictions on the products’ permissible uses, or withdrawal of the products from the territory(ies) where they are approved for commercialization. If new safety issues are discovered, sales of EGRIFTA® and/or Trogarzo® may decrease and result in a material adverse effect on our business, financial condition and operating results.

Our levels of revenues are highly dependent on obtaining and maintaining patient reimbursement for EGRIFTA® and Trogarzo®.

Market acceptance and sales of EGRIFTA® and Trogarzo® substantially depend on the availability of reimbursement from third-party payors such as governmental authorities, including U.S. Medicare and Medicaid, managed care providers, and private insurance plans and may be affected by healthcare reform measures in the United States and elsewhere. Third-party payors decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors are attempting to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products. Third-party payors may decrease the level of reimbursement of a product or cease such reimbursement and the occurrence of any of these events could materially adversely affect the sales of EGRIFTA® and Trogarzo®.

Sales of EGRIFTA® and Trogarzo® to patients benefitting from U.S. funded reimbursement programs represent the most important part of all sales of our products. Denial of coverage for any of those two products under any of the current programs would materially adversely affect our revenues.

If Trogarzo® is approved for commercialization in the European Union, sales will be highly dependent on obtaining reimbursement. As discussed under “ Pharmaceutical Pricing and Reimbursement ” above, the process of seeking reimbursement for a new drug is complex and varies from one EU Member State to another. In many EU Member States, pricing plays an important role in the evaluation of prescription drugs for reimbursement. There can be no assurance that Trogarzo®, if approved in the European Union, will be reimbursed by all or any EU Member State.

Even if Trogarzo® is reimbursed, in EU Member States, legislators, policymakers and healthcare insurance funds continue to propose and implement cost-containing measures to keep healthcare costs down, due in part to the attention being paid to healthcare cost containment in the European Union. Certain of these changes could impose limitations on the prices we will be able to charge for Trogarzo® or the amounts of reimbursement available for Trogarzo® from governmental agencies or third party payors, may increase the tax obligations on pharmaceutical companies such as ours, or may facilitate the introduction of generic competition. Further, an increasing number of EU Member States and other foreign countries use prices for medicinal products established in other countries as “ reference prices ” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere. In addition, the ongoing budgetary difficulties faced by a number of EU Member States, including Greece and Spain, have led and may continue to lead to substantial delays in payment and payment partially with government bonds rather than cash for medicinal drug products, which could negatively impact our potential revenues and profitability from Trogarzo®.

Moreover, in order to obtain reimbursement for Trogarzo® in some EU Member States, we may be required to conduct clinical trials that compare the cost-effectiveness of Trogarzo® to other available therapies. There can be no assurance that Trogarzo®, if approved by the EMA, will obtain favorable reimbursement status in any EU Member States.

Even though EGRIFTA® and Trogarzo® are approved for sale in one or more territories, revenue that we generate from their sales may be limited.

Sales of EGRIFTA® and Trogarzo® will depend upon the acceptance of such products by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any of our products will depend on a number of factors, including:

•	demonstrated product safety, including the prevalence and severity of side effects, and effectiveness as a treatment that addresses a significant unmet medical need;

•	storage requirements, dosing regimen and ease of administration;

•	the availability of competitive alternatives;

•

our ability to obtain and maintain sufficient third-party coverage for reimbursement from government health care programs, including U.S. Medicare and Medicaid, private health insurers and other third-party payors;

•	the willingness and ability of patients to pay out-of-pocket for medications;

•	the product price; and

•	the effectiveness of sales and marketing efforts.

If our products do not achieve adequate sales, we may not generate sufficient revenue in order to become profitable.

If we do not obtain marketing approval for Trogarzo® in Europe, our future revenues and our operating results would be adversely impacted.

In August 2018, we filed a MAA with the EMA seeking the approval of Trogarzo®. The MAA was filed using the same data as those used when we submitted our NDA with the FDA. The file is currently under review by the EMA and we expect a decision by the second half of this year.

There can be no guarantee that the EMA will approve Trogarzo®, or that the EMA will approve Trogarzo® for the proposed indication sought. The EMA could reject the MAA for various reasons, including due to a finding of inadequate safety, tolerability, potency, efficacy profiles or due to the size of the population in the clinical trials conducted by TaiMed. Additionally, the EMA could request that we provide additional safety or efficacy data which could require the conduct of additional clinical trials. Since clinical trials are time-consuming, the assessment of our MAA by the EMA could be delayed by many months or years if the conduct of clinical trials is required as a pre-requisite to obtaining a final assessment of our MAA from the EMA.

Even if Trogarzo® is approved by the European Commission, significant restrictions could be imposed on the indicated use or its marketing, or there could be imposed requirements for burdensome post-approval clinical studies. The terms of the Trogarzo® labeling may be more restrictive than we desire and could affect its commercial potential.

Market acceptability of Trogarzo® by physicians, patients and payors could be harmed if restrictions on its use are imposed by the EMA. The potential market size of Trogarzo® could also be reduced if those restrictions have the effect of limiting the number of patients eligible to be prescribed the drug.

If Trogarzo® is not approved by the European Commission or, if its approval is delayed, or if limitations of use or the conduct of clinical trials are mandated, this would adversely affect our business, financial condition and operating results.

The commercialization of the F4 Formulation for EGRIFTA® remains uncertain since validation of the commercial batches has yet to be completed. The non-commercialization of the F4 Formulation, or a delay in commercializing the F4 Formulation, could impact our revenue growth and operating results.

Since the approval of the F4 Formulation by the FDA, we have begun the manufacturing process of the F4 Formulation. In order to bring to market a new formulation of an approved drug product, a manufacturer must manufacture three consecutive batches of the product, also called validation batches, all of which must meet the specifications described in the submission filed with the regulatory agency. To date, we have manufactured one validation batch of the F4 Formulation and such batch is within the specifications approved by the FDA.

There can be no guarantee that any of the other two validation batches will meet the specifications approved by the FDA. If any of those batches does not meet the approved specifications, we will have to conduct an audit on the manufacturing process to determine the cause of the failure.

The conduct of an audit may take time and delay the launch of the F4 Formulation. Because the regulation requires that three consecutive validation batches of a drug product meet the specifications, the failure of one such batch in meeting the specifications will require that we resume anew the manufacture of three validation batches.

Any delay in the launch of the F4 Formulation or any decision not to launch the F4 Formulation as a result of manufacturing issues could impact revenue growth derived from the sale of EGRIFTA® and our operating results.

We are dependent on collaboration and licensing agreements for the commercialization of EGRIFTA® in Latin America, Africa and the Middle East, certain European countries and South Korea. These agreements place the commercialization of EGRIFTA® in these markets outside of our control.

Although each of our collaboration and licensing agreements with Sanofi, AOP, BL&H, PRX and Praxis contain provisions governing their responsibilities as partners for the commercialization of EGRIFTA® in their respective territories, our dependence on these commercial partners is subject to a number of risks, including:

•

our limited control of the amount and timing of resources that they will be devoting to the commercialization, marketing and distribution of EGRIFTA®, including obtaining third-party patient reimbursement coverage, which could adversely affect our ability to obtain or maximize revenues;

•	disputes or litigation that may arise between us and them, which could adversely affect the commercialization of EGRIFTA®, all of which would divert our management’s attention and our resources;

•

Sanofi, AOP, BL&H, PRX or Praxis not properly defending our intellectual property rights or using them in such a way as to expose us to potential litigation, which could, in both cases, adversely affect the value of our intellectual property rights;

•

corporate reorganizations or changes in business strategies of Sanofi, AOP, BL&H, PRX or Praxis which could adversely affect their willingness or ability to fulfill their obligations under our agreement; and

•	Sanofi, AOP, BL&H, PRX or Praxis being found in breach of local laws.

Our collaboration and licensing agreements may be terminated by Sanofi, AOP, BL&H, PRX and Praxis in the event of a breach by us of our obligations under such agreement, including our obligation to supply EGRIFTA®, for which we rely on third parties. If any of Sanofi, AOP, BL&H, PRX and Praxis terminates its agreement with us or fails to effectively commercialize EGRIFTA®, for any of the foregoing or other reasons, we may not be able to replace any of them in those markets and the occurrence of any of the abovementioned events would affect our operating results.

We face competition and the development of new products by other companies could materially adversely affect our business and operating results.

The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products, most of which have substantially greater financial, technical and personnel resources than us. We believe there is no approved drug product competing directly with our approved products. However, with respect to EGRIFTA®, we face competition from companies selling human growth hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and termorelin as those products may be prescribed by physicians. In addition, other approaches to reduce visceral adipose tissue in the abdominal area include coping mechanisms such as lifestyle modification (diet and exercise), switching ARTs or liposuction. With respect to Trogarzo®, we are aware that dolutegravir and darunavir are being used in regimens to treat MDR HIV-1 and that attachment inhibitors, long-acting ARTs and broadly working antibody products are under development.

3.2                  RISKS RELATED TO RESEARCH AND DEVELOPMENT ACTIVITIES

The conduct of research and development activities is risky and results obtained therefrom may not be those anticipated. As a result, there can be no assurance that any research and development plan on a product candidate will result in an approved drug.

Research and development activities are highly risky and the results obtained therefrom may not yield any of the anticipated benefits. The development of a product candidate into a new drug requires the conduct of many tests on animals and humans, all of which must comply with stringent regulation. If we were to resume research and development activities, there can be no assurance that any research and development program designed to develop a new drug, or provide a new treatment, would end up generating positive results leading up to an approved product by a regulatory authority.

The conduct of clinical trials requires the enrolment of patients and difficulties in enrolling patients could delay the conduct of our clinical trials or result in their non-completion.

In connection with the development of a new drug, we must conduct clinical trials. Clinical trials require the enrolment of patients and we may have difficulties enrolling patients for future clinical trials. These difficulties may arise as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. Difficulty in enrolling patients in connection with the conduct of clinical trials could result in their cancellation or delays in completing them. Once patients are enrolled in a clinical trial, the occurrence of any adverse drug effects or side effects observed during the trial could also result in the clinical trial being cancelled. The cancellation of clinical trials for the foregoing reasons could lead to our forfeiting the development of the product candidate tested in those clinical trials.

3.3                    RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents, trademarks and copyrights or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications and trademark applications related to our proprietary technologies, inventions, improvements and tradenames that are important to the development of our business.

Because the patent and trademark position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents and trademarks cannot be predicted with certainty. Patents and trademarks, if issued, may be challenged, invalidated or circumvented. For example, if our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our compounds, selling our products or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

Our pending patent applications may not be issued or granted as patents. Even if issued, they may not be issued with claims of sufficient breadth to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or may reverse engineer or discover our trade secrets through proper means. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, the United States and the European Patent Convention, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make use of such information, and that our competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right were to be infringed, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our pending patent applications at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Our commercial success depends, in part, on our ability not to infringe on third party patents and other intellectual property rights.

Our capacity to commercialize EGRIFTA® and Trogarzo® will depend, in part, upon our ability to avoid infringing third party patents and other third-party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The fact that we own patents for tesamorelin and for the treatment of HIV-related lipodystrophy in certain jurisdictions does not guarantee that we are not infringing one or more third-party patents in such jurisdictions and there can be no guarantee that we will not infringe or violate third-party patents and other third-party intellectual property rights in the United States or other jurisdictions.

For example, EMD Serono has listed a patent held by one of its affiliates in the Orange Book under the Hatch-Waxman Act with respect to EGRIFTA® in HIV-associated lipodystrophy. With the termination of the EMD Serono Agreement, EMD Serono could assert that such patent would be infringed by our continued sale of EGRIFTA® in the United States. To counter that risk, we have obtained a non-exclusive license from EMD Serono’s affiliate under the EMD Serono Termination Agreement in order to continue selling EGRIFTA® in the United States. If we are in default under the EMD Serono Termination Agreement and such default is not cured within the agreed upon time, EMD Serono’s affiliate could terminate our non-exclusive license. The termination of that license could prevent us from selling EGRIFTA® in the United States if we were found to infringe the patent listed by one of EMD Serono’s affiliates in the Orange Book and this could have a material adverse effect on our business, financial condition and operating results.

Patent analysis for non-infringement is based in part on a review of publicly available databases. Although we review from time to time certain databases to conduct patent searches, we do not have access to all databases. It is also possible that we will not have reviewed some of the information contained in the databases or we found it to be irrelevant at the time we conducted the searches. In addition, because patents take years to issue, there may be currently pending applications that have not yet been published or that we are unaware of, which may issue later as patents. As a result, there can be no guarantee that we will not violate third-party patents.

Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that we infringe such third-party’s patents or any of its other intellectual property rights. Under such circumstances, there is no guarantee that we would not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-

consuming and would divert management’s attention from the daily execution of our business plan. Litigation implies that a portion of our financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of our business.

If we are involved in patent infringement litigation, we would need to prevail in demonstrating that our products do not infringe the asserted patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we are found to infringe a third-party patent or other intellectual property right, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favorable to us, and/or pay damages, including up to treble damages in the United States (for example, if found liable of willful infringement) and/or cease the development and commercialization of our product candidates. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property and to compete with us.

We have not been served with any notice alleging that we infringe a third-party patent, but there may be issued patents that we are unaware of that our products may infringe, or patents that we believe we do not infringe but ultimately could be found to infringe. If we were to challenge the validity of a competitor’s issued United States patent in a United States court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that, in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. We cannot guarantee that a court would find in our favour on questions of infringement and validity. Any finding that we infringe or violate a third-party patent or other intellectual property right could materially adversely affect our business, financial condition and operating results.

3.4                    REGULATORY RISKS

We may be subject to enforcement action if we engage in the off-label promotion of EGRIFTA® or Trogarzo®.

Our promotional materials and training methods must comply with the Federal Food, Drug and Cosmetic Act, as amended, of the United States, or FFDCA, as well as with laws in the European Union, including EU Member States laws, and other applicable laws and regulations, including restraints and prohibitions on the promotion of off-label, or unapproved, use. Physicians may prescribe our products for off-label use without regard to these prohibitions, as the FFDCA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training of company employees or agents constitutes promotion of an off-label use, it could request that we modify our training or promotional materials, issue corrective action, or subject us to regulatory or enforcement actions, including but not limited to the issuance of an untitled letter or warning letter, and a judicial action seeking injunction, product seizure and civil or criminal penalties. It is also possible that other federal, state or non-U.S. enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Our reputation would also be damaged. Although our policy is to refrain from written or oral statements that could be considered off-label promotion of our products, the FDA or other regulatory agencies, such as Health Canada and the EMA, could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

We are not allowed to conduct promotional activities related to Trogarzo® in Canada and Europe prior to obtaining regulatory approval in each of those territories since it is an investigational drug. Promotional activities may begin in one of those territories once a drug is approved by Health

Canada, in Canada, and the EMA, in certain European countries. We are only allowed to conduct certain medical activities surrounding the disease aimed to be treated with ibalizumab in those territories. If we are found to violate these rules, we could be subject to fines or other penalties.

The pharmaceutical industry is highly regulated and pharmaceutical companies are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

•

the federal healthcare program’s anti-kickback law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•

federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	the FFDCA and similar laws regulating advertisement and labeling; and

•

European Union’s, EU Member States’ and U.S. States’ law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In the United States, the federal anti-kickback law has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce or reward prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most American states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws. Further, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the federal anti-kickback law without actual knowledge of the statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the U.S. government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition and operating results.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, scrutinizes interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. Additionally, if a healthcare provider settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips or items and gifts of value to prescribers, “sham” consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to certain healthcare professionals. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may run afoul of one or more of the requirements.

If our activities are found to be in violation of these laws or any other federal and state fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our activities with regard to the commercialization of our products in the United States, which could harm the commercial sales of our products and materially affect our business, financial condition and results of operations. We cannot guarantee that we will be able to mitigate all operational risks. In addition, we cannot guarantee that we, our employees, our consultants or our contractors are or will be in compliance with all potentially applicable U.S. federal and state regulations and/or laws. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws. If we fail to adequately mitigate our operational risks or if we or our agents fail to comply with any of those regulations, laws and/or requirements, a range of actions could result, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on EGRIFTA®, Trogarzo® or their respective manufacturing processes, withdrawal of EGRIFTA® or Trogarzo® from the market, significant fines, exclusion from government healthcare programs or other sanctions or litigation. Such occurrences could have a material adverse effect on our product sales, business and results of operations.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. U.S. federal or state regulatory authorities might challenge our current of future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us or the third parties with whom we contract, regardless of the outcome, would be costly and time-consuming.

3.5                    LITIGATION RISKS

If we fail to comply with our contractual obligations, undertakings and covenants under our agreements with our commercial partners and third-party service providers, we may be exposed to claims for damages and/or termination of these agreements, all of which could materially adversely affect the commercialization of EGRIFTA® and Trogarzo®, our capacity to generate revenues and management’s attention to the development of our business.

We rely on third-party service providers for sales, marketing, distribution and manufacturing activities related to EGRIFTA® and Trogarzo® in the United States. Under our agreements with our third-party service providers, we have assumed certain obligations, undertakings and covenants which, if breached by us and not remedied within the agreed upon periods, could expose us to claims for damages and/or termination of these agreements. If we are unable to meet our obligations under any of our agreements with TaiMed as well as with third-party service providers which results in termination of such agreements, this will materially adversely affect our business, financial condition and operating results since we rely on single third-party service providers, each of whom performing key services for the success of our business plan.

If product liability lawsuits are brought against us, they could result in costly and time-consuming litigation and significant liabilities.

Despite all reasonable efforts to ensure the safety of our products we may be commercializing, it is possible that we or our commercial partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The development, manufacture and sale of such products may expose us to potential liability, and the pharmaceutical industry has been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and operating results. A product liability claim could also tarnish our reputation, whether or not such claims are with or without merit.

If a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if the claim is successful, damage awards may be substantial and/or may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our commercial partners and third-party service providers as well as make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources and would have a material adverse effect on our reputation and our financial condition.

3.6                    GEO-POLITICAL RISKS

A variety of risks associated with our international business relationships could materially adversely affect our business.

International business relationships in the United States, Latin America, Africa, the Middle East, Europe, South Korea, China, Taiwan and elsewhere subject us to additional risks, including:

•	disruptions of important government services;

•	differing regulatory requirements for drug approvals in foreign countries;

•	potentially reduced protection for intellectual property rights, including unexpected changes in the rules governing patents and their enforcement;

•	potential third-party patent rights in foreign countries;

•

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability, particularly in foreign economies and markets;

•	compliance with tax, employment, immigration and labour laws for employees traveling abroad;

•	foreign taxes;

•

foreign exchange contracts and foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labour unrest is more common than in the United States and Canada;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

On June 23, 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union, commonly referred to as “Brexit.” As a result of the referendum, the British government negotiated the terms of the United Kingdom’s future relationship with the European Union but those terms were rejected by the British Parliament. The United Kingdom is scheduled to leave the European Union on March 29, 2019 and, to date, no deal has been struck between the United Kingdom and the European Union on various trade and commercial matters resulting from Brexit. We do not know to what extent Brexit will impact the business and regulatory environment in the United Kingdom, the rest of the European Union, or other countries. Changes impacting our ability to conduct business in the United Kingdom or other European Union countries, or changes to the regulatory regime applicable to our anticipated operations in those countries (such as with respect to the potential approval of Trogarzo®), may materially and adversely impact our business, prospects, operating results, and financial condition.

These and other risks of international business relationships may materially adversely affect our business, financial condition and operating results.

3.7                    OTHER RISKS RELATED TO OUR BUSINESS

We rely extensively on the information technology systems of third-party service providers to store data, such as personal identifiable information, regarding our commercial activities for EGRIFTA® and Trogarzo®. Security breaches and other disruptions to those information technology systems could cause a violation of privacy laws, exposing us to liability which could cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology and networks, most of which are managed by third parties, to process, transmit and store electronic information to manage and support our business decisions and strategy. We have no control and access over the information technology systems of third party service providers where most of this information is stored and we are unable to assess whether appropriate measures have been implemented to prevent or limit a security breach of their information technology systems.

We also use our information technology systems to collect and store proprietary data, such as those related to our intellectual property, customers, employees and suppliers.

In connection with the conduct of activities in Europe, we will have to comply with the European Union General Data Protection Regulation, or GDPR. The GDPR introduced data protection requirements in the European Union relating to the consent of individuals to whom the personnel data relates, the information provided to the individuals, the security we must retain, the security and confidentiality of the personal data, data breach notification and the use of third party processors in connection with the processing of personal data. The GDPR has increased the responsibility of all parties collecting personal data. As we are building our infrastructure in Europe, we will have to put in place mechanisms to ensure compliance with the GDPR. However, our efforts to comply with the GDPR may not be successful and could increase our costs of doing business. In addition, data protection authorities of the various EU Member States may interpret the GDPR differently adding a layer of complexity in implementing adequate compliance measures.

The secure and uninterrupted operation of third party information technology systems and of ours is material to our business operations and strategy. Unauthorized access to data files held in our information technology systems or those of third parties could result in inappropriate use, change or disclosure of sensitive and/or personal data of our customers, employees, suppliers and patients. Any such access, disclosure or other loss of information could subject us to litigation, regulatory fines, penalties or reputational damages, any of which could have a material adverse effect on our competitive position, reputation, business, financial condition and operating results.

We did not generate a profit from our operation in the last fiscal year and there can be no guarantee that we will achieve consistent profitability.

We did not generate a profit in the fiscal year ended November 30, 2018. Our profitability will mainly depend on our capacity to maintain the commercialization of EGRIFTA® and Trogarzo® successfully in the United States through a low-cost and effective distribution network, the recruitment and retention of talented personnel by Syneos, the deployment of an effective marketing campaign and through continued reimbursement coverage for EGRIFTA® and Trogarzo® under U.S. Medicare and Medicaid programs and under private-health insurers programs.

There is no guarantee that we will continue succeeding in growing sales of EGRIFTA® and Trogarzo® in the United States. In addition, there is no guarantee that we will be able to successfully launch and commercialize Trogarzo®, if approved, in the European Territory. If revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business, financial condition and operating results could be materially adversely affected and we may never sustain profitability.

We may not be able to generate sufficient cash from our operating activities to service our debt obligations.

Our ability to make payment on the Notes and our overall indebtedness will depend on future financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of positive cash flows from operating activities sufficient to pay the principal and interest on our Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or restructure or refinance our debt. These measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and we could have to resort to insolvency laws to seek protection from our creditors.

We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements.

We may need financing in order to fund all or part of our capital requirements to sustain our growth, to develop our marketing and commercial capabilities, to meet our compliance obligations with various rules and regulations to which we are subject, and to in-license or acquire new molecules or approved products. However, our business performance may prevent us from generating enough cash-flow to meet our obligations and the market conditions may also prevent us from having access to the public market in the future at the times or in the amounts necessary. Therefore, there can be no guarantee that we will be able to continue to raise additional capital by way of public or private offerings in the future. In such a case, we would have to use other means of financing, such as entering into private financing or credit agreements, the terms and conditions of which may not be favorable to us. In addition, the issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of our common shares.

We depend on our current personnel to pursue our business plan and the loss of our key employees and the inability to attract and hire highly qualified individuals to replace the loss of our current key employees could have a material adverse effect on our business and growth potential.

Because of the specialized nature of our business, our success depends to a significant extent on the continued service of our key employees and on our ability to be able to attract, retain and motivate qualified manufacturing, managerial and scientific personnel. We have entered into employment agreements with our executive officers and provided them with long-term incentives as a retention mechanism, but such agreements and incentives do not guarantee that our executive officers will remain employed by us for any significant period of time, or at all. In addition, we have a limited workforce to pursue our business plan and the loss of any of our key employees could materially adversely affect our business. Our third-party service provider, Syneos, has hired sales representatives and other qualified individuals to assist us with the commercialization of EGRIFTA® and Trogarzo® in the United States. Although these individuals are not our employees, the loss of any of those individuals and the inability of Syneos to attract and retain these individuals could have a material adverse effect on the commercialization of EGRIFTA® and Trogarzo®, and, accordingly, our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

There is intense competition for qualified personnel in the areas of our activities, and we and our third-party service providers may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. Our failure and the failure of our third-party service providers to attract and retain such personnel could impose significant limits on our business operations and hinder our ability to successfully and efficiently realize our business plan.

We may not achieve our publicly announced milestones or our commercial objectives on time.

From time to time, we publicly announce the timing of certain events to occur or the attainment of certain commercial objectives. These statements are forward-looking and are based on the best estimate of management at the time, relating to the occurrence of such events. However, the actual timing of such events or our ability to achieve these objectives may differ from what has been publicly disclosed. Events such as beginning of commercialization of a product, levels of sales, revenues and other financial metrics may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including problems with a supplier or a commercial partner, change in the procurement policy of a commercial partner or any other event having the effect of delaying the publicly announced timeline or reducing the publicly announced commercial objective. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events or any variation in the occurrence of certain events having the effect of altering publicly announced commercial objectives could have a material adverse effect on our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

In connection with the reporting of our financial results, we are required to make estimates and assumptions, which involve uncertainties and any significant differences between our estimates and actual results could have an adverse impact on our reported financial position, operating results and cash flows.

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates our critical and other significant estimates and assumptions, including among others, those associated with revenue and deferred revenue, stock option plan, income taxes, onerous lease provision and contingent liabilities such as clinical trial expenses, recoverability of inventories, recoverability of tax credits and grants receivable and capitalization of development expenditures. Any significant differences between our actual results and our estimates and assumptions could negatively impact our reported financial position, operating results and cash flows.

If we identify a material weakness in our internal controls over financial reporting, our ability to meet our reporting obligations and the trading price of our common shares could be negatively affected.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies. In addition, we are required under Canadian securities laws to report annually on our internal control over financial reporting. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. If we determine that our internal controls over our financial reporting are not effective, or we discover areas that need improvement in the future, these shortcomings could have an adverse effect on our business and financial results, and the price of our common shares could be negatively affected.

If we cannot conclude that we have effective internal controls over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by the Canadian regulatory authorities.

3.8                RISKS RELATED TO OUR COMMON SHARES

Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

Since our initial public offering in Canada, our valuation and share price have fluctuated immensely and have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of common shares. In the past, the market price of our common shares has fluctuated and will continue to fluctuate due to various factors including the risk factors described herein and other circumstances beyond our control. An investment in our common shares could decline in value or fluctuate significantly.

Our revenues and expenses may fluctuate significantly and any failure to meet financial expectations and/or our own financial guidance, if any, may disappoint securities analysts or investors and result in a decline in the price of our common shares.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

•	the level of sales of EGRIFTA® in the United States and Canada;

•	the level of sales of Trogarzo® in the United States;

•	the level of sales of Trogarzo® in the European Territory, if approved;

•	supply issues with EGRIFTA® or Trogarzo®;

•	default under the terms of our Notes;

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the outcome of any litigation;

•	payment of fines or penalties for violations of laws;

•	foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone or royalty payments from future third parties; and

•	failure to enter into new or the expiration or termination of current agreements with third parties.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, or if we need to reduce our financial guidance, if any, the price of our common shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

We do not intend to pay dividends on our common shares and, consequently, the ability of investors to achieve a return on their investment will depend on appreciation in the price of our common shares.

We have never declared or paid any cash dividend on our common shares and we do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Therefore, the success of an investment in our common shares will depend upon any future appreciation in their value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

Our shareholder rights plan and certain Canadian laws could delay or deter a change of control.

Our shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

ITEM 4       DIRECTORS AND EXECUTIVE OFFICERS

4.1                DIRECTORS

The table below sets forth the following information about our directors as of February 20, 2019: his/her name, age, province/state of residence, principal occupation, the year each director first became a director of the Corporation, his/her status as an independent director, his/her biography, his/her areas of expertise, his/her memberships on the committees of the Board of Directors, whether he/she acts as director for other public companies or entities involved in the pharmaceutical industry, and the number of common shares (the only voting securities of the Corporation), DSUs, options and Notes beneficially held or controlled.

Each elected director remains in office until the next annual meeting of shareholders, unless he/she resigns or his/her position becomes vacant following his/her death, destitution or for any other reason before the next annual meeting of shareholders.

Gérald A. Lacoste

Age: 75

Rivière-Rouge,

Québec, Canada

Independent

Director since:

February 8, 2006

Areas of Expertise:

-  Securities and Market Regulations

-  Corporate Governance

-  Mergers & Acquisitions

Other Directorship:

None

Principal Occupation			Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste has been a member of the North American Free Trade Agreement arbitration panel and is currently a corporate director.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
100,000	21,936	47,246	45,000
Committees of the Board of Directors
Chair of Nominating and Corporate Governance Committee Member of Audit Committee

Gary Littlejohn

Age: 63

Lac-Tremblant-Nord, Québec, Canada

Independent

Director since:

October 15, 2018

Areas of Expertise:

-  Capital Markets

-  Corporate governance

-  Corporate Finance

-  Risk Management

Other Directorship:

None

Principal Occupation			Corporate Director

From 2008 to 2015, Mr. Littlejohn held the position of CEO and then of advisor to the Chairman and Board Member of the Arab National Investment Company, also known as ANB Invest, in Riyadh, a subsidiary of Arab National Bank. Previously, he was Managing Director of investment banking at Desjardins Securities in Montreal, a position he took after serving six years as Executive Vice-president at Ecopia Biosciences. Mr. Littlejohn also occupied various senior positions in investment banking at TD Securities, Midland Walwyn, BMO Nesbitt Burns and National Bank Financial. Most recently, he held the position of Interim CEO at Helix BioPharma. Mr. Littlejohn also served on the Board of several corporations including Helix BioPharma, ANB Invest, Aegera Pharmaceuticals, Ecopia Biosciences and The Montreal Exchange. Mr. Littlejohn holds a B.A. (Honours Economics), a BCL and a MBA from McGill University. He also completed the Director Education Program provided by the Canadian Institute of Corporate Directors in 2015. He is a retired lawyer of the Quebec Bar.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
7,890	Nil	Nil	Nil
Committees of the Board of Directors
None

Dale MacCandlish Weil Age: 63 Baie d’Urfé, Québec, Canada Independent Director since: May 16, 2017 Areas of Expertise:	Principal Occupation			Corporate Director

Ms. Dale MacCandlish Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. Since May 2018, Ms. Weil has been managing director of the Montreal Institute for Palliative Care (a branch of the West Island Palliative Care Residence). She spent the prior 18 years of her career in management positions related to health care services such as distribution, pharmaceutical and retail pharmacy services. She worked with McKesson Canada Corporation (“McKesson”) since August 1999 where she occupied the position of Vice President and Senior Vice President for various divisions of McKesson. She acted in an advisory role to the President from May 2015 to February 2018. Prior to May 2015, she acted as Senior Vice President Retail Management Services with McKesson from July 2014 to May 2015 and, from November 2011 to June 2014, she acted as Senior Vice President, Integrated Health Care Solutions, Strategy and Business Development with McKesson. Ms. Weil holds a Master in Business Administration from McGill University and has obtained her certification as a certified director after successfully completing the ICD Directors Education Program.

	Securities Held or Controlled
- Healthcare Industry - Commercialization of products - Management - Strategic Planning Other Directorship: None	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	Nil	4,476	22,246	2,000
	Committees of the Board of Directors
	Member of Nominating and Corporate Governance Committee

Paul Pommier Age: 76 Laval, Québec, Canada Independent Director since: January 6, 1997 Areas of Expertise: - Corporate Finance - Securities - Mergers & Acquisitions Other Directorship: None	Principal Occupation			Corporate Director

Mr. Paul Pommier worked for more than 25 years at National Bank Financial Inc., his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Under his leadership, National Bank Financial Inc. developed notable expertise in tax-shelter financings.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	380,100	122,208	57,246	Nil
	Committees of the Board of Directors
	Chair of the Audit Committee Member of Compensation Committee

Dawn Svoronos

Age: 65

Hudson,

Québec, Canada

Independent

Director since:

April 8, 2013

Areas of Expertise:

- Pharmaceutical

  Industry-Commercialization

of Drug Products

Other Directorship:

Xenon Pharmaceuticals Inc.;

PTC Therapeutics, Inc.;

Global Blood Therapeutics, Inc.

Principal Occupation		Corporate Director – Chair of the Board of the Corporation

Ms. Dawn Svoronos worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos sits on the Board of Directors of three other public companies: PTC Therapeutics, Inc. in New Jersey, U.S.A., Xenon Pharmaceuticals Inc. in British Columbia, Canada, and Global Blood Therapeutics, Inc. in San Francisco, California.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
200,000	855	87,246	Nil
Committees of the Board of Directors
Member of Nominating and Corporate Governance Committee Member of Compensation Committee

Jean-Denis Talon (1)

Age: 77

Montreal,

Québec, Canada

Independent

Director since:

May 10, 2001

Areas of Expertise:

- Human Resources

- Governmental Relations

- Mergers &

  Acquisitions

Other Directorship:

None

Principal Occupation			Corporate Director

Mr. Jean-Denis Talon had a successful career with AXA Insurance over a period of more than 20 years, ultimately becoming President and Chief Executive Officer. He was Chairman of the Board of AXA Canada until September 2011. Mr. Talon is also a former President of the Financial Affairs Committee at the Insurance Bureau of Canada.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
127,700	6,449	57,246	Nil
Committees of the Board of Directors
Chair of Compensation Committee Member of Audit Committee

Luc Tanguay (2) Age: 60 Town of Mount Royal, Québec, Canada Non-independent Director since: December 6, 1993 Areas of Expertise: - Management Other Directorship: None	Principal Occupation		President and Chief Executive Officer of the Corporation

Mr. Luc Tanguay has been active in the biotechnology industry for over 20 years and has been a member of our senior management since 1996. A member of the board of directors since 1993, he has held various management positions since joining the Company. Prior to joining us, Mr. Tanguay had a career in investment banking at National Bank Financial Inc. Mr. Tanguay obtained his M. Sc. Finance from the University of Sherbrooke and holds the title of Certified Financial Analyst.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	254,000	27,572	874,948	100,000

(1)

Mr. Talon was a member of the board of directors of Toptent Inc., or Toptent, from August 1, 2007 to November 26, 2009. On December 3, 2009, Toptent filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), or Bankruptcy Act. Subsequently, on May 7, 2010, Toptent filed a proposal under the Bankruptcy Act. The proposal was accepted by Toptent’s creditors on May 20, 2010.

(2)

Mr. Tanguay was a member of the board of directors of Ambrilia Biopharma Inc., or Ambrilia, from August 22, 2006 to March 30, 2010. On July 31, 2009, Ambrilia obtained court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada), or CCAA. The purpose of the order issued by the court granting Ambrilia protection from its creditors was to provide Ambrilia and its subsidiaries the opportunity to restructure its affairs. On July 31, 2009, the TSX halted the trading of Ambrilia’s shares pending its review of Ambrilia’s meeting the requirements for continuous listing. On January 31, 2011, the TSX decided to delist the common shares of Ambrilia at the close of market on March 4, 2011 for failure to meet the continued listing requirements of the TSX. The common shares remain suspended from trading. On April 8, 2011, Ambrilia announced that it would seek permission to terminate the protection granted by the Superior Court pursuant to the CCAA and, upon permission of the Court, it would file for bankruptcy pursuant to the Bankruptcy Act. On April 12, 2011, Ambrilia went bankrupt.

4.2                 AUDIT COMMITTEE

Our board of directors has established an Audit Committee to review our annual financial statements prior to their approval by the board of directors and also to perform other duties, as is described in the Audit Committee’s charter adopted by the board of directors and attached hereto as Appendix A.

As of November 30, 2018, the Audit Committee was composed of three members: Paul Pommier, its Chair, Jean-Denis Talon and Gérald A. Lacoste. All three are independent and financially literate. The details mentioned hereunder describe the education and experience of the Audit Committee members that is relevant to the performance of their responsibilities, in particular any experience in preparing, auditing, analyzing and evaluating financial statements.

Paul Pommier. Mr. Pommier holds an MBA degree and has more than 25 years of experience in the financial field, notably in public and private company financings, as well as in merger and acquisition activities. While acting as a director of Royal Aviation Inc., he was also a member of its audit committee.

Jean-Denis Talon. Mr. Talon has more than 20 years of experience in the insurance field as a senior officer. Mr. Talon acted as a member of the audit committee of AXA Canada from March 1995 to April 2008. He has been a member of the audit committee of InnovAssur since March 1999 and acted as Chair of its audit committee from November 1999 until September 2011.

Gérald A. Lacoste. Mr. Lacoste has more than 30 years of experience in the fields of securities regulation, corporate finance and corporate governance. Mr. Lacoste was president of the audit committee of Amisco Ltd. from 2002 to 2009 and was also a member of the audit committee of Andromed Inc. from 2004 to 2007. Mr. Lacoste was a member of the audit committee of Génome Québec from 2006 to 2009.

Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in our financial statements.

4.3                EXECUTIVE OFFICERS

The table below sets forth the following information about our executive officers as of February 20, 2019: his/her name, age, province/state of residence, his/her principal occupation, the year each Executive Officer joined the Corporation, his/her biography and the number of common shares (the only voting securities of the Corporation), DSUs, options and Notes beneficially held or controlled. The information about Mr. Luc Tanguay, the President and Chief Executive Officer of the Corporation, is found in the table above regarding information about our directors.

Jovan Antunovic Age: 49 Montréal, Québec, Canada	Principal Occupation		Senior Vice President and Chief Commercial Officer

Mr. Antunovic has over 20 years of experience in the commercialization of innovative pharmaceutical products, medical equipment and diagnostics. Most of his career has been in specialty pharmaceuticals where he has held various senior management roles with increasing responsibility at Abbott in Canada, Europe and Japan and at Abbvie and Bristol-Myers Squibb in Canada. Mr. Antunovic has also been involved in several product launches in the U.S. and Europe and has worked in over 10 different therapeutic areas, including HIV.

Mr. Antunovic graduated from McGill University in 1991 with a Bachelor’s degree (Honours) in Biochemistry. He also completed a Master’s degree at McGill University in 1994, during which he published three articles. He obtained a Master of Business Administration from McGill University in 1997 where he specialized in marketing.

Mr. Antunovic joined Theratechnologies in December 2018.

Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	Nil	Nil	Nil	Nil

Denis Boucher Age: 53 Montréal, Québec, Canada	Principal Occupation		Vice President, Communications and Corporate Affairs

Mr. Boucher joined the Corporation on January 8, 2018 and brings more than 30 years of experience in communications, government affairs and crisis management. Prior to joining Theratechnologies, Mr. Boucher practiced litigation and labour and employment law at a firm in the region of Montreal. He was previously a partner for 15 years at the largest public relations firm in Canada where he was in charge of the healthcare practice and business development. Mr. Boucher started his career as a television news reporter at Société Radio-Canada in Toronto and was then appointed press secretary to the President of the Treasury Board in Ottawa. Mr. Boucher holds a Bachelor of Arts Degree from Université Laval in Québec City as well as a Law Degree from Université de Montréal. He was called to the Quebec Bar in 2016. Upon completing a training at the Harvard Negotiation Institute in Cambridge, Massachusetts, in 2016, he was accredited by the Quebec Bar as a mediator in civil, commercial and labour law. Mr. Boucher sits on the fundraising organizing committees for the Fondation des étoiles and the Heart and Stroke Foundation.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	5,980	Nil	12,422	40,000

Marie-Noël Colussi Age: 50 Laval, Québec, Canada	Principal Occupation		Vice President, Finance

Ms. Marie-Noël Colussi is a graduate of the Université du Québec à Montréal in business administration. Prior to joining us, Ms. Colussi worked for eight years with KPMG, a major accounting firm. Ms. Colussi has experience in accounting, auditing, control and taxation, particularly in research and development. She joined us in 1997, and prior to her appointment as Vice President, Finance, in February 2002, she held the positions of Director, Accounting and Internal Control and Controller.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	11,075	3,182	94,493	10,000

Philippe Dubuc Age: 52 Montreal, Québec, Canada	Principal Occupation		Senior Vice President and Chief Financial Officer

Mr. Dubuc brings more than 25 years of experience in investment banking in the healthcare sector and in management. He started his career as a management consultant at Groupe Secor, a well-known Quebec-based consulting firm which is now part of KPMG. He then served as Managing Director, Investment Banking at National Bank Financial. In this role, he headed the healthcare group and was involved in numerous financing and M&A transactions. He later founded a manufacturing company which he sold after seven years of successful operations. Mr. Dubuc holds a M.B.A. from McGill University and a B.Comm. from Concordia University.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	22,000	Nil	243,986	25,000

Jocelyn Lafond Age: 51 Verdun, Québec, Canada	Principal Occupation		Vice President, Legal Affairs, and Corporate Secretary

Mr. Lafond has over 20 years of experience in the fields of corporate and securities law. Mr. Lafond holds a law degree from the Université Laval and a Masters Degree in Law from the University of Toronto. He has been a member of the Barreau du Québec since 1992. Prior to joining us in 2007, Mr. Lafond was a partner with the international law firm of Fasken Martineau DuMoulin LLP.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	1,000	5,000	244,493	8,000

Christian Marsolais Age: 56 Town of Mount Royal, Québec, Canada	Principal Occupation		Senior Vice President and Chief Medical Officer

Dr. Christian Marsolais has over 15 years of experience in clinical research for large pharmaceutical companies, such as Sandoz Canada Inc. and BioChem Therapeutics Inc. Before joining us in 2007, Dr. Marsolais held various positions at Pfizer Global Pharmaceuticals, where he was appointed Director of Medical Affairs, Therapeutic Areas, in 2004. In this position, Dr. Marsolais was responsible for the clinical program and scientific initiatives development, as well as the integration of the Scientific Affairs and Clinical Research for the oncology and HIV Franchise. Dr. Marsolais holds a Ph.D. in Biochemistry from the Université de Montréal.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)	Notes (US$)
	54,297	6,312	278,986	15,000

4.4                CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as described above in notes 1 and 2 to the table found under “Item 4 – Directors and Executive Officers – Section 4.1 – Directors”, to our knowledge, no director and executive officer (a) is, as at February ●, 2019, or has been within the ten (10) years before February 6, 2018, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before February 6, 2018, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

4.5                SECURITIES HELD BY THE DIRECTORS AND EXECUTIVE OFFICERS

As at February 20, 2019, the total number of common shares (the only securities carrying a voting right) held by our directors and executive officers amounted to 1,164,042, which represented 1.5% of our outstanding common shares.

ITEM 5     INTERESTS OF EXPERTS

KPMG LLP, our auditors, is the only person or company named as having prepared or certified a statement, report or evaluation, included or mentioned in a filing under securities regulations during our most recently completed financial year.

KPMG LLP and its partners are independent in accordance with the auditor’s rules of professional conduct in the jurisdiction of Québec.

External Auditors Service Fees

KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us and they billed us the following fees in respect of each of our fiscal years ended November 30, 2018 and 2017:

Fees	Fiscal year ended November 30, 2018 ($)	Fiscal year ended November 30, 2017 ($)

Audit Fees(1)	254,000	119,500

Audit-Related Fees(2)	43,750	43,750

Tax Fees(3)	90,620	23,544

Total:	388,370	186,794
(1)	Refers to the aggregate fees billed by our external auditors for audit services, including work performed in connection with the Offering.
(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.
(3)

Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning, including work performed in connection with the set-up of our infrastructure in Ireland.

ITEM 6     SECURITIES OF THE COMPANY

6.1                AUTHORIZED SHARE CAPITAL

We are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

Subject to the priority rights of holders of preferred shares, holders of common shares are entitled to any dividend declared by the board of directors, to one vote per share at meetings of our shareholders and, in the event of our liquidation or dissolution, to participate in the distribution of the assets.

Preferred shares carry no voting rights. Preferred shares may be issued at any time in one or more series. Our articles of incorporation give our board of directors the power to fix the number of preferred shares and the consideration per share, as well as to determine the provisions attached to the preferred shares of each series (including dividends, redemption and conversion rights, if any). The shares of every series of preferred shares will have priority over all our other shares, including common shares, with respect to the payment of dividends and return of capital in the event of our liquidation or dissolution.

The common shares issued represent the total voting rights pertaining to our securities.

6.2                DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

6.3                TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada which holds, at its Montreal offices, the registers related to our common shares, shareholders and transfers.

ITEM 7     MARKET FOR SECURITIES

7.1                TRADING PRICE AND VOLUME

The following table sets forth the price range and trading volume of our common shares on the TSX for the periods indicated below. However, you should not view this presentation as an indication that the market price of our common shares will continue at such levels.

Period	Price		Volume
	High ($)	Low ($)

February 1 to February 20, 2019	8.48	7.37	1,415,610

January 2019	9.74	7.35	3,628,080

December 2018	8.98	7.50	2,976,600

November 2018	9.35	7.07	3,612,200

October 2018	9.88	6.72	5,811,400

September 2018	10.77	8.50	3,201,300

August 2018	11.45	8.50	3,341,700

July 2018	12.62	9.22	4,229,700

June 2018	14.00	11.58	3,901,800

May 2018	14.75	9.11	6,996,400

April 2018	9.77	9.03	2,512,500

March 2018	10.05	6.88	6,253,100

February 2018	8.03	6.66	1,703,300

January 2018	8.39	7.25	2,048,200

December 2017	7.29	6.51	1,292,100

The following table sets forth the price range in U.S. dollars and trading volume of our Notes on the TSX for the periods indicated below.

Period	Price		Volume
	High (US$)	Low (US$)	(US$)

February 1 to February 20, 2019	90.00	85.99	71,000

January 2019	93.01	80.00	266,000

December 2018	90.00	76.00	234,000

November 2018	92.00	82.00	124,000

October 2018	96.01	80.02	448,000

September 2018	98.00	96.00	110,000

August 2018	99.99	98.75	436,000

July 2018	100.44	98.99	2,673,000

June 2018	100.25	98.50	4,916,000

7.2                PRIOR SALES

The following table summarizes the distribution of securities other than those listed on a stock exchange that we issued during the most recently completed financial year, identifying the type of security, the exercise price per security, the number of securities issued, and the date on which the securities were issued.

Date	Type of Security	Price per Security	Number of Securities

April 6, 2018	Stock Options	$9.56	251,544

August 1, 2018	Deferred Stock Units	$9.64	3,965

October 26, 2018	Deferred Stock Units	$7.30	1,027

ITEM 8     LEGAL PROCEEDINGS

In the last financial year, we were not subject to any legal proceedings and, as at February 20, 2019, we are not subject to any such proceedings.

ITEM 9     MATERIAL CONTRACTS

EMD Serono Termination Agreement

On December 13, 2013, we entered into an agreement terminating our collaboration and licensing agreement with EMD Serono pursuant to which we regained all rights to commercialize EGRIFTA® in the United States as of May 1, 2014. On May 29, 2018, we entered into an amendment to the EMD Serono Termination Agreement with EMD Serono to provide for the complete payment of the Early Termination Fee and the Royalties. For a description of these agreements, see “Item 2 – Our Business – Section 2.5 – Commercialization Activities – EGRIFTA® - United States – General”.

Bachem Agreement

We have an agreement with Bachem Americas, Inc., an American subsidiary of Swiss-based Bachem AG, providing for the manufacturing and supply of the active pharmaceutical ingredient of tesamorelin for EGRIFTA®. Bachem is our only validated supplier of raw materials. This agreement contains customary representations and warranties, indemnity provisions and is currently scheduled to expire in May 2020.

Jubilant Agreement

We have an agreement with Jubilant providing for the manufacture and supply of the finished form of EGRIFTA®. Under our agreement, Jubilant must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to locations in accordance with our instructions. This agreement contains customary representations and warranties, indemnity provisions and is currently scheduled to expire in May 2020. The agreement contains an automatic renewal provision providing for successive one-year terms unless a party gives the other a written notice within a certain period of time of its intent not to renew the agreement.

Becton Dickinson Canada Agreement

On November 6, 2009, we entered into a supply agreement with Becton Dickinson Canada Inc., or Becton Dickinson. Under this agreement, Becton Dickinson is responsible for supplying us with syringes and hypodermic needles which are provided with EGRIFTA®. The original term was set to expire in November 2012 but the agreement has been renewed since for one-year terms pursuant to the automatic one-year term renewal provision. A party is entitled not to renew the term of this agreement by providing the other with a written notice within a certain period of time prior to the renewal term.

Hospira Worldwide Agreement

On March 19, 2015, we entered into a supply agreement with Hospira Worldwide, Inc., or Hospira. Under this agreement, Hospira is responsible for manufacturing and supplying us with sterile water for injection, filled and finished in plastic vials, in connection with the sale of EGRIFTA® in the United States only. This agreement contains customary representations and warranties, indemnity provisions and was scheduled to expire in December 2016. The agreement has been renewed since for one-year terms pursuant to the automatic one-year term renewal provision. A party is entitled not to renew the term of this agreement by providing the other with a written notice within a certain period of time prior to the renewal term.

Almac Agreement

On February 27, 2015, we entered into an agreement with Almac pursuant to which Almac is responsible for packaging syringes, needles, sterile water for injection and patient inserts in connection with the sale of EGRIFTA® in the United States.

RxCrossroads Agreements

On November 1, 2017, we entered into an amended and restated master services agreement and amended and restated statements of work agreements with RxCrossroads appointing it as our exclusive third-party logistic service provider and exclusive third-party distributor of EGRIFTA® and Trogarzo® in the United States. For a description of the RxCrossroads Agreements, see “Item 2 – Our Business – Section 2.5 - Commercialization Activities – EGRIFTA® - United States – Logistic Service Provider and Distributor”.

H.D. Smith Agreement

On September 1, 2014, we entered into a wholesaler services agreement with H.D. Smith LLC., or H.D. Smith Agreement, appointing H.D. Smith as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or H.D. Smith Agreement.

The H.D. Smith Agreement has a one-year term and automatically renews for subsequent one-year period unless a party provides the other with a prior written notice within a confidential time period prior to the termination or renewal period of the agreement. The H.D. Smith Agreement contains customary representations and warranties from parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain stated events.

Cardinal Agreements

On August 15, 2014 and on October 23, 2014, we entered into a wholesale drop shipment agreement and a drop ship only services agreement with Cardinal Health appointing Cardinal as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or Cardinal Agreements.

The Cardinal Agreements have a one-year term and automatically renew for subsequent one-year period unless a party provides the other with a prior written notice within a certain period of time prior to renewal period of these agreements. The Cardinal Agreements contain customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain events.

McKesson Corporation

On May 15, 2014, we entered into a core distribution agreement with McKesson Corporation appointing it as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or McKesson Agreement

The McKesson Agreement has an indefinite term but may be terminated at any time by either party upon written notice to the other. However, in the event that we were in the process of being acquired, the McKesson Agreement may not be terminated by us without cause for twelve (12) months following the acquisition. The McKesson Agreement contains customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain stated events.

Morris & Dickson Agreement

On March 21, 2018, we entered into a drop ship services agreement with Morris & Dickson Co. LLC appointing it as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or M&D Agreement.

The M&D Agreement has a one year term and automatically renew for subsequent one-year terms unless a party provides the other with a prior written notice within a certain period of time prior to a renewal period. The M&D Agreement contains customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain events.

Cesar Castillo, Inc.

On July 12, 2018, we entered into a distribution agreement with Cesar Castillo, Inc. appointing it as a non-exclusive authorized wholesaler for EGRIFTA® in the territory of Puerto Rico and the U.S. Virgin Islands, or Cesar Castillo Agreement. On November 1, 2018, the Cesar Castillo Agreement was amended to add Trogarzo® as a product authorized to be distributed thereunder.

The Cesar Castillo Agreement has a three year term and automatically renew for subsequent one-year terms unless a party provides the other with a prior written notice within a certain period of time prior to a renewal period. The Cesar Castillo Agreement contains customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain events.

Syneos Agreement

On December 4, 2016, we entered into an amended and restated master services agreement with Syneos providing for the main terms and conditions under which Syneos would provide us with services to commercialize EGRIFTA® and Trogarzo® in the United States. Each of those services has been described in specific project agreements. We have entered into project agreements relating to the provision of a sales force and medical science liaison personnel, the operation of our THERA patient supportTM call center and reimbursement support. For a description of these agreements, see “Item 2 – Our Business – Section 2.5 – Commercialization Activities – Marketing and Sales of Our Products”.

TaiMed Agreement

On March 18, 2016 and, thereafter, on March 6, 2017, we entered into the TaiMed Agreement pursuant to which we were granted the exclusive right to commercialize and distribute Trogarzo® in the United States, in Canada, the countries forming part of the European Union as well as Albania, Iceland, Israel, Liechtenstein, Norway, Russia, Sweden, Switzerland and Turkey. For a description of the TaiMed Agreement, see “Item 2 – Our Business – Section 2.5 – Commercialization Activities – Trogarzo® - United States – TaiMed Agreement”.

Accredo Agreement

We entered into a second amendment to our existing contracted network pharmacy agreement with Accredo on January 2, 2018, or Accredo Agreement, pursuant to which we added Trogarzo® as a product that Accredo could purchase from RxCrossroads for resale in the United States and expanded the services to be provided by Accredo to take into consideration the mode of administration of Trogarzo®. Prior to that, we entered into a contracted network pharmacy agreement with Accredo, effective November 24, 2015, as amended effective April 12, 2016, in connection with the commercialization of EGRIFTA®, or the Original Agreement. The Original Agreement appoints Accredo as a non-exclusive authorized purchaser of EGRIFTA®, contains a description of the services to be provided by Accredo in connection with the purchase and sale of EGRIFTA® in the United States and customary representations and warranties, provisions relating to indemnification, confidentiality, and audit rights. The Original Agreement had a one-year term with successive one-year term renewal periods. The Original Agreement has been renewed continuously and renews automatically unless a party provides the other with a written notice within an undisclosed time period of its intent not to renew it. The Original Agreement, including the amendments thereto, contains termination provisions based on the occurrence of certain stated events.

Option Care Agreement

We entered into a master services agreement, or MSA, and a statement of work, or SOW, with Option Care on January 31, 2018. Pursuant to the terms of the MSA and SOW, Option Care agreed to provide patients with various services in connection with the administration of Trogarzo®. The MSA contains, amongst others, customary representations and warranties, provisions relating to indemnification, confidentiality, intellectual property ownership and audit rights of each party. The MSA and the SOW have a two year term from their effective dates. The MSA and the underlying SOW will renew automatically for successive one year term periods unless a party provides the other with a written notice within an undisclosed time period of its intent not to renew the MSA and/or the SOW.

Curascript Agreement

We entered into an amended and restated wholesale product purchase agreement with Curascript on April 1, 2018 pursuant to which we added Trogarzo® as a product available for purchase and resale by Curascript. No other major changes were made to the original wholesale product purchase agreement we had entered into with Curascript in March 2016. The amended and restated wholesale product purchase agreement has a one-year term and renews automatically for one-year term periods unless a party provides the other with a written notice within an undisclosed time period of its intent not to renew it. The amended and restated wholesale product purchase agreement with Curascript contains, amongst others, customary representations and warranties, provisions relating to the purchase price of Trogarzo®, indemnification, confidentiality and audit rights.

Walgreen Agreement

We entered into an amended and restated contracted network pharmacy agreement with Walgreen effective March 6, 2018 pursuant to which we added Trogarzo® as a product available for purchase and resale by Walgreen. No other major changes were made to the original contracted network pharmacy agreement we had entered into with Walgreen in August 2015. The amended and restated contracted network pharmacy agreement has a one-year term and renews automatically for one-year term periods unless a party provides the other with a written notice within an undisclosed time period of its intent not to renew it. The amended and restated contracted network pharmacy agreement with Walgreen contains, amongst others, customary representations and warranties, provisions relating to the purchase price of Trogarzo®, indemnification, confidentiality and audit rights.

McKesson Canada Agreement

On June 3, 2015, we entered into a master services agreement with McKesson Canada pursuant to which McKesson Canada is providing us (through project agreements) with various services in connection with the commercialization of EGRIFTA® in Canada, or McKesson Canada Agreement. On June 15 and June 19, 2015, we entered into two project agreements with McKesson Canada defining the services to be provided to us under the McKesson Canada Agreement. The project agreement entered into on June 15, 2015 detailed the services to be provided through our EGRIFTA Support® call center whereas the project agreement entered into on June 19, 2015 appointed McKesson Canada as our distributor of EGRIFTA® in Canada. Effective November 17, 2017, we agreed to an assignment by McKesson Canada to McKesson Distribution of the project agreement dated June 19, 2015 appointing McKesson Canada as our distributor of EGRIFTA® in Canada, resulting in McKesson Distribution now being our distributor in Canada. The McKesson Canada Agreement, as well as the above-mentioned project agreements, were tacitly renewed.

ITEM 10     ADDITIONAL INFORMATION

Additional information with respect to our Company, including directors’ and officers’ compensation, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Management Proxy Circular. Our financial information is provided in our comparative financial statements and Management Discussion & Analysis for our financial year ended November 30, 2018.

Additional information regarding our Company is available on SEDAR at www.sedar.com, or upon written request addressed to Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary, at 2015 Peel Street, 5th Floor, Montreal, Québec, Canada H3A 1T8. Except when our securities are in the process of distribution pursuant to a prospectus, we may charge reasonable fees if the request is from a person who does not hold any of our securities.

APPENDIX A – AUDIT COMMITTEE CHARTER

I.             Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.	the integrity of the Company’s financial statements and related information;

B.	the internal control systems of the Company;

C.	the appointment and performance of the external auditor; and

D.	the supervision of the Company’s Risk Management.

II.             Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify the fair presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and timing of the auditing procedures used for the financial statement audit. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information

1.

Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, as applicable, and suggest recommendations to the Board, as the case may be.

2.

Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor, as applicable, the following:

a.

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.

the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of pro-forma information or information adjusted by means of non-generally accepted accounting principles).

4.	Review and discuss reports from the external auditor on:

b.	all critical accounting policies and practices used by the Company;

c.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor;

d.	the external auditors’ report to the Committee on the planning of external auditing; and

e.	the external auditors’ report to the Committee on the auditing results.

B.            Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

•	obtain precisions as to the mandate of the audit committees;

•	enquire about internal controls and study related risks;

•	obtain copy of the minutes of the audit committees’ meetings; and

•	ensure that the critical accounting policies and practices are identical to the Company’s.

2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

3.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

C.            Appointment and Performance Supervision of the External Auditor

1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.

Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.

Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.

Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.

the obtaining from the external auditor of a written or verbal statement i) describing all relationships between the external auditor and the Company that may reasonably be thought to bear on their independence; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may reasonably be thought to affect the independence of the external auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.
6.	At least annually, obtain and review a report by the external auditor describing:

a.	the external auditor’s internal quality-control procedures; and

b.

any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

7.	Resolve any disagreement between management and the external auditor regarding financial reporting.

8.	Review the audit process with the external auditor.

9.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D.            Supervision of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the April 13, 2005, February 8, 2006 and February 25, 2015 Board meetings.